                                                                FILE NO. 1-3431
                                                                REGULATION BW
                                                                RULE 3



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            450 FIFTH STREET, N.W.
                            WASHINGTON, D.C. 20549





                                   REPORT OF

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT





                   With respect to one or more proposed issues
                         of debt securities of the Bank




                    Filed pursuant to Rule 3 of Regulation BW



                              Dated: April 3, 1998

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule
4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

              Item 1-6. Not yet known. This information will be included in the prospectus for a particular issue.

              Item 7.       Exhibit

                     Exhibit A: Information Statement dated March 31, 1998.

                             INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION

                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

    The Bank intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by the Bank directly or through agents.

    The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to the Bank, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

    Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements--Translation of Currencies and (2) all information is given as of December 31, 1997.

                          AVAILABILITY OF INFORMATION

    This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address: http://www.sec.gov/ edgarhp.htm.

    Upon request, the Bank will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to the Bank's main office at 1818 H Street, N.W., Washington, D.C. 20433,
Attention: Treasury Finance Department, tel: (202) 458-8800, or to the following regional offices of the Bank: 66 Avenue d'Iena, 75116 Paris, France, tel: (331) 40-69-30-09; New Zealand House, 15th Floor, Haymarket, London SW1 Y4TE, England, tel: (44171) 930-8511; and Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6662.

    RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS AND ANY SUPPLEMENTAL INFORMATION STATEMENT ISSUED AFTER THE DATE HEREOF WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF THE BANK AND ITS FINANCIAL CONDITION, UNTIL A SUBSEQUENT INFORMATION STATEMENT IS FILED.

March 31, 1998

                              SUMMARY INFORMATION
              AS OF DECEMBER 31, 1997, UNLESS OTHERWISE INDICATED

    The International Bank for Reconstruction and Development (the Bank) is an international organization established in 1945 and owned by its member countries. The Bank's main goals are to promote economic development and to reduce poverty. It pursues these goals primarily by providing loans and related technical assistance for specific projects and programs of economic reform in developing member countries. The five largest of the Bank's 181 shareholders are the United States (with 16.7% of the total voting power), Japan (8.0%), Germany (4.6%), France (4.4%) and the United Kingdom (4.4%).

    The financial strength of the Bank is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for the Bank is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to the Bank. The Bank's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, the Bank has achieved consistent profitability, earning profits every year since 1948. Net income for the six months ended December 31, 1997 was $449 million, which represented an annualized return of 0.79% on average earning assets.

EQUITY AND BORROWINGS

    EQUITY. The Bank's shareholders have subscribed to $186.4 billion of capital, $11.3 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet the Bank's obligations for borrowings or guarantees; it may not be used for making loans. The Bank's equity also included $16.1 billion of retained earnings. The reserves-to-loans ratio was 13.7%; it is expected to be at or slightly below the current target range of 13-15% at fiscal year-end.

    BORROWINGS. The Bank diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. The Bank's outstanding borrowings of $98.3 billion were denominated in 26 currencies or currency units and included $13.7 billion of short-term borrowings.

ASSETS

    LOANS. Most of the Bank's assets are loans, which totaled $106.9 billion outstanding. According to its Articles of Agreement, the Bank may only make loans directly to, or guaranteed by, a member country. The Bank's Articles also limit the total amount of loans and guarantees the Bank can extend. Projects financed by Bank loans are required to meet the Bank's standards for technical, economic, financial, institutional and environmental soundness; and loans are made only for countries deemed creditworthy. It is the Bank's practice not to reschedule interest or principal payments on its loans, and it has never written off a loan. Current expectations are that a substantial portion of the Bank's lending for the fiscal year ending June 30, 1998 will consist of adjustment loans and similar operations.

    Loans in nonaccrual status totaled 2.0% of the Bank's loan portfolio and represented loans made to or guaranteed by eight countries. The Bank's accumulated loan loss provision was equivalent to 3.0% of its total loans outstanding.

    LIQUID INVESTMENTS. The Bank holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing its market borrowings. Its liquid investments totaled $18.5 billion, of which $1.3 billion was classified as held-to-maturity. The Bank's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest six months of the Bank's expected debt service obligations plus one-half of net loan disbursements, as projected for that year. For fiscal year 1998, the minimum amount was set at $17.3 billion.

RISK MANAGEMENT

    The Bank seeks to avoid exchange risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its reserves to that of its outstanding loans. The Bank also limits its interest rate risk in its loans and in its liquidity portfolio.

    The Bank uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The principal amount payable under outstanding currency swaps totaled $52.4 billion, and the notional principal amount of outstanding interest rate swaps totaled $37.8 billion. Amounts receivable from currency swaps totaled $51.3 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties, and increasingly through netting and collateralization arrangements.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

                            SELECTED FINANCIAL DATA

                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                       SIX MONTHS
                                                                          ENDED        FISCAL YEARS ENDED JUNE 30,
                                                                      DECEMBER 31,   -------------------------------
                                                                          1997         1997       1996       1995
                                                                      -------------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Total assets......................................................    $ 181,090    $ 161,945  $ 152,004  $ 168,579
  Cash and liquid investments(1)....................................       18,513       18,107     15,898     18,274
  Loans:
    Outstanding.....................................................      106,855      105,805    110,246    123,499
    Undisbursed.....................................................       48,105       51,576     54,520     55,954
  Accumulated provision for loan losses.............................        3,250        3,210      3,340      3,740
  Borrowings(2):
    Short-term......................................................       13,670        7,648      4,328      3,898
    Medium- and long-term...........................................       84,646       89,031     92,391    104,392
  Equity:
    Paid-in capital and other equity................................       26,264       27,228     28,300     30,461
    Callable capital................................................      175,148      171,378    169,636    165,580
INCOME STATEMENT DATA:
  Total Income......................................................        4,000        8,125      8,720      9,362
  Net Income(3).....................................................          449        1,285      1,187      1,354
RETURN, COST AND RATIO ANALYSIS:
  Net income as a percentage of average earning assets..............         0.79%        1.04%      0.91%      1.00%
  Return on:
    Average outstanding loans(4)....................................         6.47         6.75       6.92       7.12
    Average cash and investments....................................         5.71         5.00       4.43       5.69
    Average earning assets(5).......................................         6.40         6.51       6.62       6.94
  Cost (after swaps) of:
    Average borrowings outstanding during the period(6).............         6.07         6.14       6.44       6.62
      Short-term....................................................         5.44         5.23       5.55       5.92
      Medium- and long-term.........................................         6.14         6.20       6.48       6.64
    Average borrowings and other funds available during the
      period(7).....................................................         4.88         4.90       5.15       5.35
  Cash and liquid investments as a percentage of borrowings
    outstanding (after swaps)--end of the period....................        18.57        18.60      16.20      16.38
  Outstanding loans, participations and callable guarantees as a percentage of subscribed capital, reserves and surplus--end of
    the period(8)...................................................        53.15        53.32      54.88      62.15
  Reserves-to-loans.................................................         13.7         14.0       14.1       14.3
  Average life (years) of:
    Loans outstanding--end of the period............................          5.6          5.4        5.4        5.3
    Medium- and long-term borrowings outstanding--end of the
      period........................................................          5.5          5.3        5.3        5.6

---------
(1) Including investments classified as held-to-maturity; net of commitments for settlement and cash collateral received.
(2) Outstanding borrowings during the fiscal year, before swaps and net of premium/discount.
(3) For financial accounting purposes, the Bank recognized Staff Retirement Plan
    (SRP) income of $91 million for the six months ended December 31, 1997 ($63 million for the fiscal year ended June 30, 1997.) (See Notes to Financial Statements--Note I.)
(4) Income from loans expressed as a percentage of average outstanding loans.
(5) Income from loans and investments as a percentage of average investments and outstanding loans.
(6) Borrowing expense as a percentage of average borrowings outstanding.
(7) Borrowing expense as a percentage of average total funds available to the Bank. Total funds include: borrowed funds after swaps, capital available for lending, retained earnings and cumulative translation adjustment.
(8) Under the Articles, as applied, the total amount outstanding of callable guarantees, participations in loans and direct loans made by the Bank may not be increased to an amount exceeding 100% of the sum of subscribed capital, reserves and surplus.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

                                    THE BANK

    The World Bank, officially known as the International Bank for Reconstruction and Development (the Bank), is an international organization which was established under the Articles of Agreement (the Articles) signed by the governments of its member countries, and it has been operating since 1946. Its main office is located at 1818 H Street, N.W., Washington, D.C. 20433.

    The Bank's principal purpose is to promote the economic development of its member countries in the interest of fostering the long-term growth of international trade and improved standards of living. Its principal activity is providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries.

    One hundred eighty-one countries are members of the Bank. A list of the members, including the voting power of each and the amount of the subscription of each to the Bank's capital stock, is set forth in Financial
Statements--Statement of Subscriptions to Capital Stock and Voting Power.

    The activities of the Bank are complemented by those of three affiliated international organizations-- the International Finance Corporation (IFC), the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA)--which are legally separate and distinct entities for whose obligations the Bank is not liable. (See "Affiliated Organizations--IFC, IDA, MIGA".)

                                     EQUITY

    The authorized capital of the Bank was $188,007 million, of which $186,436 million had been subscribed. (See Notes to Financial Statements--Valuation of Capital Stock.). Of the subscribed capital, $11,288 million had been paid in and $175,148 million was callable. Of the paid-in capital, $7,655 million was available for lending and $3,633 million was not available for lending. The terms of payment of the Bank's capital and the restrictions on its use that are derived from the Articles and from resolutions of the Bank's Board of Governors are:

        (a) $2,360 million of the Bank's capital was initially paid in gold or U.S. dollars or was converted by the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by the Bank in any of its operations.

        (b) $8,928 million of the Bank's capital was paid in the currencies of the subscribing members. Under the Articles, this amount is subject to maintenance-of-value obligations and may be lent only with the consent of the member whose currency is involved. In accordance with such consents, $5,104 million of this amount has been used in the Bank's lending operations. (See Notes to Financial Statements--Maintenance of Value.)

        (c) $149,149 million of the Bank's capital may, under the Articles, be called only when required to meet obligations of the Bank for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by the Bank in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of the Bank for which the call is made.

        (d) $25,999 million of the Bank's capital is to be called only when required to meet obligations of the Bank for funds borrowed or on loans guaranteed by it, pursuant to resolutions of the Board of Governors of the Bank (though such conditions are not required by the Articles.) Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by the Bank in its lending activities or for administrative purposes.

    No call has ever been made on the Bank's callable capital. The callable capital is a resource that the Bank must use if and to the extent necessary to meet obligations of the Bank for funds borrowed or on any loans which have been guaranteed by it. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of the Bank to make payment on such calls are independent of each other. A failure of one or more members to make payment on such a call would not excuse any other member from its obligation to make payment. If the amount received on a call is insufficient to meet the obligations of the Bank for which the call is made, the Bank has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

    Of the uncalled capital, $102,563 million (58.6%) was callable from the member countries of the Bank that are also members of the Development Assistance Committee of the Organization for Economic Cooperation and Development. This amount was equal to 102.9% of the Bank's outstanding borrowings after swaps. The capital subscriptions of those countries and the callable amounts are set out below:

                                                                       TOTAL        UNCALLED
                                                                      CAPITAL      PORTION OF
                       MEMBER COUNTRY((1))                          SUBSCRIPTION  SUBSCRIPTION
------------------------------------------------------------------  ------------  ------------
                                                                      EXPRESSED IN MILLIONS
                                                                         OF U.S. DOLLARS
United States.....................................................   $   31,965    $   29,966
Japan.............................................................       15,321        14,377
Germany...........................................................        8,734         8,191
France............................................................        8,372         7,851
United Kingdom....................................................        8,372         7,832
Italy.............................................................        5,404         5,069
Canada............................................................        5,404         5,069
Netherlands.......................................................        4,283         4,018
Belgium...........................................................        3,496         3,281
Switzerland.......................................................        3,210         3,012
Australia.........................................................        2,951         2,770
Spain.............................................................        2,857         2,682
Sweden............................................................        1,806         1,696
Austria...........................................................        1,335         1,254
Denmark...........................................................        1,237         1,162
Norway............................................................        1,204         1,132
Finland...........................................................        1,033           971
New Zealand.......................................................          873           821
Portugal..........................................................          659           620
Ireland...........................................................          636           599
Luxembourg........................................................          199           190
                                                                    ------------  ------------
    Total.........................................................   $  109,351    $  102,563
                                                                    ------------  ------------
                                                                    ------------  ------------

---------

(1) Details regarding the capital subscriptions of all members of the Bank as of December 31, 1997 may be found in Financial Statements--Statement of Subscriptions to Capital Stock and Voting Power.

    The United States is the Bank's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is authorized to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by the Bank, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further congressional action would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Department of the Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

                                     INCOME

    The following table includes information on the Bank's income for the six-month periods ended December 31, 1997 and 1996 and the five fiscal years ended June 30, 1997. This table should be read in conjunction with the Financial Statements and related notes. (See Index to Financial Statements.)

                                                               SIX MONTHS
                                                                 ENDED
                                                              DECEMBER 31,             FISCAL YEARS ENDED JUNE 30,
                                                          --------------------  ------------------------------------------
                                                            1997       1996       1997       1996       1995       1994
                                                          ---------  ---------  ---------  ---------  ---------  ---------

                                                                  EXPRESSED IN MILLIONS OF U.S. DOLLARS
Income
  Income from loans(1)..................................  $   3,374  $   3,799  $   7,235  $   7,922  $   8,187  $   7,822
  Income from investments...............................        601        390        825        721      1,104        671
  Income from securities purchased under resale
    agreements..........................................         21         38         53         66         61         86
  Other income..........................................          4          5         12         11         10         11
                                                          ---------  ---------  ---------  ---------  ---------  ---------
        Total Income....................................      4,000      4,232      8,125      8,720      9,362      8,590
                                                          ---------  ---------  ---------  ---------  ---------  ---------

Expenses
  Borrowing expenses....................................      2,958      3,085      5,952      6,570      6,944      6,646
  Administrative expenses...............................        301        343        651        733        842        731
  Provision for loan losses.............................        180         39         63         42         12         --
  Interest on securities sold under agreements to
    repurchase and payable for cash collateral
    received............................................         46         26         44         67         83         46
  Other expenses........................................          5          4         10          8          8          6
                                                          ---------  ---------  ---------  ---------  ---------  ---------
        Total Expenses..................................      3,490      3,497      6,720      7,420      7,889      7,429
                                                          ---------  ---------  ---------  ---------  ---------  ---------

Operating Income........................................        510        735      1,405      1,300      1,473      1,161
  Less contributions to special programs................         61         60        120        113        119        110
                                                          ---------  ---------  ---------  ---------  ---------  ---------

Net Income(2)...........................................        449        675  $   1,285  $   1,187  $   1,354  $   1,051
                                                          ---------  ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------  ---------


                                                            1993
                                                          ---------

Income
  Income from loans(1)..................................  $   8,081
  Income from investments...............................      1,268
  Income from securities purchased under resale
    agreements..........................................         84
  Other income..........................................          9
                                                          ---------
        Total Income....................................      9,442
                                                          ---------
Expenses
  Borrowing expenses....................................      6,862
  Administrative expenses...............................        679
  Provision for loan losses.............................        578
  Interest on securities sold under agreements to
    repurchase and payable for cash collateral
    received............................................         81
  Other expenses........................................          6
                                                          ---------
        Total Expenses..................................      8,206
                                                          ---------
Operating Income........................................      1,236
  Less contributions to special programs................        106
                                                          ---------
Net Income(2)...........................................  $   1,130
                                                          ---------
                                                          ---------

---------

(1) The combined effect of interest waivers and commitment fee waivers was to reduce net income by $231 million and $246 million for the six months ended December 31, 1997 and 1996, respectively, and by $485 million for the fiscal year ended June 30, 1997, $521 million for the fiscal year ended June 30, 1996, $484 million for the fiscal year ended June 30, 1995, $463 million for the fiscal year June 30, 1994 and $485 million for the fiscal year ended June 30, 1993.

(2) On July 31, 1997, the Executive Directors allocated $500 million of the net income earned in the fiscal year ended June 30, 1997 to the General Reserve and an additional $112 million, representing the difference between actual funding of the Staff Retirement Plan (SRP) and SRP accounting expenses for fiscal year 1997, to a pension reserve. On September 25, 1997, the Board of Governors approved the following transfers out of fiscal year 1997 Unallocated Net Income: (a) an amount equivalent to $304 million in Special Drawing Rights as of June 30, 1997 as an immediate grant to IDA, (b) $250 million as an immediate grant to the HIPC Debt Initiative Trust Fund and (c) the excess over $1,166 million ($119 million) to Surplus. On December 18, 1997 the Executive Directors recommended that the Board of Governors approve a transfer from Surplus, by way of grant, in the amount of $150 million to MIGA to be used as part of MIGA's capital resources to strengthen its financial position. As this recommendation has not yet been approved by the Board of Governors, no payable has been recognized.

    The Bank has earned a profit in each year since 1948. Net income as a percentage of average earning assets was 0.79% (annualized) for the six months ended December 31, 1997 and 1.06% for the comparable period ended December 31, 1996 (1.04% for the fiscal year ended June 30, 1997).

    On July 31, 1997, the Executive Directors approved a target reserves-to-loans ratio of 14.2% for fiscal year-end 1998, plus additional reserves of 1% of the projected balance of outstanding fixed-rate single currency loans at the end of fiscal year 1998. The Executive Directors also approved maintaining the target range of 13% to 15% for the reserves-to-loans ratio. As the result of a significant increase in net loan disbursements by the Bank during fiscal year 1998, current projections are that the fiscal year-end reserves-to-loans ratio may be at or slightly below the lower end of the target range. The reserves-to-loans ratio at December 31, 1997 equaled 13.7% (14.0% at June 30, 1997). The target ratio is subject to annual review. For allocations of net income to the General Reserve, see note (2) to the table immediately above.

    The Bank and the International Monetary Fund (IMF) have endorsed an initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that reform efforts of these countries will not be put at risk by continued high external debt burdens. Under the initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period in order to bring their debt service burdens to sustainable levels. The HIPC Debt Initiative Trust Fund was established in November 1996 to help beneficiaries service their debt--including IDA debt, but not Bank debt. IDA may also make selective use of grants in the future for this purpose in place of normal development credits. For certain countries that have unusually heavy debt service to the Bank but that are not expected to require enhanced debt relief to achieve debt sustainability, IDA may also consider providing supplemental IDA credits as a proportion of such Bank debt service, provided the countries meet certain policy performance criteria. Through December 31, 1997, $750 million from the Bank's surplus and Net Income had been transferred to the HIPC Debt Initiative Trust Fund pursuant to action by the Board of Governors.

    In March 1997, the Executive Directors approved a medium-term framework for the Bank's future direction and resource needs, to enable it to increase its development impact in a cost-effective manner. The net administrative costs of the initiative, including associated staff redundancy costs, are estimated at about $205 million (in 1997 dollars) and are expected to be recognized over a period of four fiscal years, including $6 million in net costs in the fiscal year ended June 30, 1997 and $40 million for the six months ended December 31, 1997.

                                   BORROWINGS

    The Bank diversifies its sources of funding by offering its securities to private and official investors globally on terms acceptable to the Bank. Official investors are governments, central banks and other governmental institutions. The Bank's borrowings were denominated in 26 currencies or currency units. In connection with its borrowing and liability management operations, the Bank undertakes a substantial volume of currency and interest rate swap transactions. (See "Risk Management--Derivatives".)

    The Bank's short-term borrowings outstanding totaled $13.7 billion (13.9% of total debt). On September 2, 1997, to provide flexibility in the timing of medium- and long-term borrowings without altering the Bank's overall risk profile, the Executive Directors approved the lifting of the guideline limiting short-term debt to 10% of the Bank's total outstanding debt.

    The following table provides information on the Bank's new medium- and long-term borrowings during the fiscal years 1995 through 1997 and the six months ended December 31, 1997:

                        MEDIUM- AND LONG-TERM BORROWINGS
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                            SIX MONTHS ENDED    FISCAL YEARS ENDED JUNE 30,
                                              DECEMBER 31,    -------------------------------
                                                  1997          1997       1996       1995
                                            ----------------  ---------  ---------  ---------
Total new borrowings(1)...................     $   10,542     $  21,911  $  10,394  $  10,880
Less:
  Prepayments and repurchases.............            925         1,972        221        661
  Maturities..............................          8,039        12,118      9,922     10,916
                                                  -------     ---------  ---------  ---------
Net borrowings............................     $    1,578     $   7,821  $     251  $    (697)
                                                  -------     ---------  ---------  ---------
                                                  -------     ---------  ---------  ---------

       -----------------------
        (1) These figures represent principal amounts at face value, including zero coupon bonds.

    Under the Articles, the Bank may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

    From time to time, the Bank may purchase its outstanding securities both during the period of distribution of any of its securities and thereafter. Such purchases may be made in the open market or in individually negotiated transactions.

    The following table shows the Bank's outstanding borrowings on an after-swap basis:

                                BORROWINGS((1))
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

Short-term
  Payable in:
    U.S. dollars.......................................  $  13,138
    Deutsche mark......................................        614
                                                         ---------
      Sub-total........................................     13,752
    Add--Net unamortized premium.......................          5  $  13,757
                                                         ---------
Medium- and long-term
  Payable in:
    U.S. dollars.......................................     37,882
    Deutsche mark......................................     23,703
    Japanese yen.......................................     19,389
    Swiss francs.......................................      2,642
    Other currencies...................................      2,297
                                                         ---------
      Sub-total........................................     85,913
    Add--Net unamortized premium.......................         42     85,955
                                                         ---------  ---------
      Total............................................             $  99,712
                                                                    ---------
                                                                    ---------

---------

(1) See also Notes to Financial Statements--Note D.

                              LOANS AND GUARANTEES

    The Bank provides loans and guarantees. From its establishment to December 31, 1997, the Bank had approved loans totaling $311.5 billion to borrowers in 129 countries. (This total includes loans to IFC, see "Affiliated Organizations--IFC, IDA, MIGA".) The loans held by the Bank (including loans approved but not yet effective) totaled $155.0 billion, of which $106.9 billion was disbursed and $48.1 billion was undisbursed. Cumulative loan repayments, based on exchange rates at the time of disbursement, were $115.7 billion. As of February 28, 1998, new loan commitments for the fiscal year ending June 30, 1998 amounted to $9.9 billion, which is similar to commitment levels for the same period in recent years. Disbursements as of February 28, 1998 were substantially higher than for the same period in recent years. Gross disbursements for the eight-month period ended February 28, 1998 amounted to $13 billion, compared to $14 billion for the fiscal year ended June 30, 1997, and net disbursements for the eight-month period ended February 28, 1998 amounted to $5.8 billion, compared to $2.1 billion for the fiscal year ended June 30, 1997.

    Under the Articles, as applied, the total amount outstanding of callable guarantees, participations in loans and direct loans made by the Bank may not be increased to exceed the statutory lending limit (the sum of the Bank's subscribed capital, reserves and surplus.) Outstanding loans and callable guarantees totaled $107.2 billion, or 53.2% of the statutory lending limit. The Executive Directors have issued guidelines pursuant to which all guarantees issued by the Bank are included in the calculation of this ratio from the time those guarantees first become callable.

    In 1991, the Executive Directors decided that discussions on an additional capital increase would be initiated if the Bank's lending commitments during any fiscal year reach 80% of the sustainable level of lending (the level that in the Bank's judgment could be sustained without the need for additional capital). The Bank's lending commitments for the six months ended December 31, 1997 were $9.1 billion, or 32% of the sustainable level of lending, and for the fiscal year ended June 30, 1997 were $14.5 billion, or 51.1% of that level.

    The Bank's lending operations have conformed generally to five principles derived from the Articles. These principles, taken together, seek to ensure that Bank loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are:

        (a) The Bank makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to the Bank. A guarantee by the member itself has been obtained in all such cases to date. (See, however, "Affiliated Organizations-- IFC, IDA, MIGA" regarding loans to IFC.)

        (b) The Bank's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by Bank loans are required to meet Bank's standards for technical, economic, financial, institutional and environmental soundness.

        (c) In making loans, the Bank must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by the Bank of a country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt service obligations.

        (d) The Bank must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements) the borrower would be unable to obtain financing under conditions which, in the opinion of the Bank, are reasonable for the borrower. The Bank is intended to promote private investment, not to compete with it.

        (e) The use of loan proceeds is supervised. The Bank makes arrangements to ensure that funds lent are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (i) to submit documentation establishing, to the Bank's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (ii) to procure goods and services through procedures, including international competitive bidding, which the Bank judges to be likely to lead to cost-efficient procurement.

    Within the scope permitted by the Articles, these policies must necessarily be developed and adjusted in the light of experience and changing conditions.

    In January 1997, the Executive Directors approved a new approach to portfolio concentration under which the Bank's exposure to its largest borrowing country is restricted to the lower of an equitable access limit or a concentration risk limit. The equitable access limit is equal to 10% of the Bank's subscribed capital, reserves and unallocated surplus. The concentration risk limit is based on the adequacy of the Bank's equity capital (usable paid-in capital, reserves and unallocated surplus) relative to its exposure to its largest borrowing country. The concentration risk limit is set taking into account not only current exposure but also that projected over the ensuing three- to five-year period. The limit is determined by the Executive Directors each year at the time (typically in late July or August) they consider the Bank's reserves adequacy and the allocation of the Bank's net income for the preceding fiscal year. On July 31, 1997, the Executive Directors set the concentration risk limit at the equivalent of $13.5 billion (using June 30, 1997 exchange rates.) The equitable access limit was $19.9 billion. The Bank's exposure (including the present value of guarantees) to its largest borrowing country was $11.9 billion.

    The Bank keeps under continuous review the creditworthiness of its member countries as borrowers and adjusts its overall country programs and lending operations to reflect the results of these reviews. The poorer countries, which have the least flexibility to adapt to adverse conditions, borrow mainly from IDA. IDA was established in 1960, as a separate and distinct entity for whose obligations the Bank is not liable, to provide funds on highly concessionary terms to these countries. (See "Affiliated Organizations--IFC, IDA, MIGA".)

    Under an IDA program established in 1988, supplementary IDA credits are provided to countries that are no longer able to borrow on Bank terms, have outstanding Bank loans approved prior to that date and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to IDA-eligible countries that meet specific conditions, in proportion to each country's interest payments due that year on such Bank loans. Country eligibility requirements include not being more than 60 days overdue on debt-service payments to the Bank and not having had a Bank loan approved within the last twelve months. IDA had approved credits of $1.6 billion under this program from its inception, of which $1.5 billion had been disbursed. (See Notes to Financial Statements--Note C.)

    A summary statement of the Bank's loans is set forth in Financial Statements--Summary Statement of Loans.

    A breakdown by sector of the Bank's outstanding loans and loans approved in each of the last three fiscal years is as follows (in millions):

                                                                              LOANS APPROVED
                              TOTAL LOANS       ---------------------------------------------------------------------------
                           OUTSTANDING AS OF         SIX MONTHS
                                                       ENDED                       FISCAL YEARS ENDED JUNE 30,
                              DECEMBER 31,          DECEMBER 31,      -----------------------------------------------------
SECTORS                           1997                  1997                  1997                  1996            1995
------------------------  --------------------  --------------------  --------------------  --------------------  ---------
Agriculture.............  $  12,392         12% $     374          4% $   2,811         19% $   1,414         10% $     853
Education...............      4,758          4        367          4        762          5        921          6      1,281
Electric Power and Other
  Energy................     13,870         13         --         --      1,613         11      2,459         17      1,803
Environment.............      1,190          1        143          2         23          *        535          4        755
Finance.................     12,835         12      3,482         38        994          7      1,199          8      2,935
Industry................      6,650          6         --         --        145          1        217          2        175
Mining and Other
  Extractive............      1,758          2      1,330         15        300          2        571          4         --
Multisector.............     17,700         17        855         10      1,373          9        906          6      2,295
Oil and Gas.............      4,085          4        130          1        114          1         30          *        462
Population, Health and
  Nutrition.............      2,205          2         42          *        246          2      1,495         10        451
Public Sector
  Management............      4,478          4      1,176         13        730          5      1,036          7        636
Social..................      1,583          1         29          *      1,304          9        440          3        644
Telecommunications......      1,280          1         34          *         --         --         35          *        325
Transportation..........     12,776         12        367          4      3,085         21      2,237         15      2,099
Urban Development.......      5,407          5        562          6        646          5        632          4      1,466
Water Supply and
  Sanitation............      3,371          3        182          2        380          3        529          4        672
                          ---------        ---  ---------        ---  ---------        ---  ---------        ---  ---------
Total(1)**..............  $ 106,338        100% $   9,073        100% $  14,525        100% $  14,656        100% $  16,853
                          ---------        ---  ---------        ---  ---------        ---  ---------        ---  ---------
                          ---------        ---  ---------        ---  ---------        ---  ---------        ---  ---------


SECTORS
------------------------
Agriculture.............          5%
Education...............          8
Electric Power and Other
  Energy................         11
Environment.............          4
Finance.................         17
Industry................          1
Mining and Other
  Extractive............         --
Multisector.............         14
Oil and Gas.............          3
Population, Health and
  Nutrition.............          3
Public Sector
  Management............          4
Social..................          4
Telecommunications......          2
Transportation..........         12
Urban Development.......          9
Water Supply and
  Sanitation............          4
                                ---
Total(1)**..............        100%
                                ---
                                ---

---------

(1) Excludes loans to the IFC.

*   Indicates amounts less than 0.5%.

**  May differ from sum of individual figures shown because of rounding.

PROJECT LENDING

    The process of identifying and appraising a project, and of approving and disbursing a project loan, often extends over seven to ten years. It takes, on average, more than two years to identify and appraise a project before it is presented to the Executive Directors for approval. The appraisal of projects is carried out by the Bank's operational staff (engineers, financial analysts, economists and other sector and country specialists.) After approval of the loan agreement and any associated agreements (such as a guarantee agreement), an additional period averaging eight months elapses before the Bank declares the loan agreement effective. Loan effectiveness depends on the satisfaction of legal requirements designed to ensure that domestic loan approval or ratification requirements have been met and, in some cases, the fulfillment of other conditions concerning the efficient implementation of the project. Since loan disbursements under project loans are made on the basis of project expenditures, the disbursement period frequently extends over six to nine years. During this period of project implementation, Bank staff with experience in the sector or the country involved periodically visit project sites to review progress, to monitor compliance with the Bank's policies and to assist in resolving any problems that may arise. Subsequent to completion, the project is evaluated to determine the extent to which its major objectives were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of Bank structural and sectoral adjustment and other non-project loans, but such loans are usually disbursed more quickly than project loans.

ADJUSTMENT AND DEBT REDUCTION LENDING

    Most Bank loans are for specific projects. In addition, the Bank also makes structural adjustment and sectoral adjustment loans which are designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Structural adjustment loans support general reforms of policies and institutions, while sectoral adjustment loans are made to achieve structural adjustment for a particular sector. Changes supported through adjustment efforts normally include a greater reliance on market forces, reduction of government price interventions and subsidies, limitation on the role of the public sector in industrial and agricultural production, improvement in the business environment, and a more open trading system to stimulate competition and improve resource allocation.

    Current operating guidelines provide that adjustment loans will not significantly exceed 25% of total Bank lending in any fiscal year without a reexamination of this area by the Executive Directors. As a result of several adjustment and similar loans made by the Bank this fiscal year (including two loans to the Republic of Korea), current expectations are that a substantial portion of the Bank's lending in the fiscal year (in the range of 50-65%) will consist of such loans. If those expectations are realized, the 25% guideline would be exceeded by a significant margin this fiscal year. The Executive Directors have considered the matter and are fully aware that, in light of the specific and unusual financial circumstances in Asia at present, the guideline may be significantly exceeded this fiscal year and possibly in some subsequent years.

    A breakdown of the Bank's adjustment lending approved in the six months ended December 31, 1997 and in each of the three preceding fiscal years is as follows (in millions):

                                          SIX MONTHS
                                             ENDED           AS A                      AS A                      AS A
                                         DECEMBER 31,     % OF TOTAL                % OF TOTAL                % OF TOTAL
INSTRUMENT                                   1997            LOANS        1997         LOANS        1996         LOANS
--------------------------------------  ---------------  -------------  ---------  -------------  ---------  -------------
Rehabilitation loans(1)...............     $      --              --    $      70           --    $      --           --
Sectoral adjustment loans.............         1,050              12        2,590           18        2,450           17
Structural adjustment loans(2)........         4,835              53        1,295            9          350            2
                                              ------             ---    ---------          ---    ---------          ---
Total.................................     $   5,885              65    $   3,955           27    $   2,800           19
                                              ------             ---    ---------          ---    ---------          ---
                                              ------             ---    ---------          ---    ---------          ---


                                                        AS A
                                                     % OF TOTAL
INSTRUMENT                                1995          LOANS
--------------------------------------  ---------  ---------------
Rehabilitation loans(1)...............  $   1,260             7
Sectoral adjustment loans.............      1,230             7
Structural adjustment loans(2)........      1,390             8
                                                             --
                                        ---------
Total.................................  $   3,880            22
                                                             --
                                                             --
                                        ---------
                                        ---------

---------

(1) Loans that have provided support for economic adjustment of transition economies.

(2) Includes a $3.0 billion economic reconstruction loan to the Republic of Korea.

    In 1989, the Executive Directors approved guidelines governing the use of Bank resources to support reduction of commercial debt and debt service by the Bank's developing country members. The Bank has approved loans for commercial debt and debt service reduction totaling $2.7 billion. The Bank did not make any lending commitments for this purpose during the six months ended December 31, 1997. In the fiscal year ended June 30, 1997, the Bank's commitments for this purpose were $183 million ($30 million-- June 30, 1996).

FINANCIAL TERMS OF LOANS

    The Bank does not differentiate among borrowers with respect to the lending spread of 50 basis points that it charges on its outstanding loans, with the exception of the two loans described under "Single Currency Loans" below. In addition, all loans carry a commitment charge of 75 basis points per annum on undisbursed amounts.

    On July 31, 1997, the Executive Directors approved a one-year waiver of 25 basis points of interest owed by all eligible borrowers for all payment periods commencing in the fiscal year ending June 30, 1998. A similar waiver was in effect for each of the last six fiscal years. A borrower is eligible for an interest waiver if it has serviced all Bank loans within 30 days of due dates that occurred during the six months preceding the waiver date. On July 31, 1997, the Executive Directors also approved a one-year waiver of 50 basis points of the commitment charge owed on undisbursed portions of loans made to or guaranteed by members. A similar waiver was in effect for each of the last eight fiscal years.

    The Bank offers new loans with three types of financial terms: LIBOR-based single currency loans, fixed-rate single currency loans and currency pool loans. Single currency loans were first offered in 1993 as a pilot program and, since June 1995, have been available as a standard product to eligible borrowers. All loans carry a three- to five-year grace period for principal and amortize over a period that in most cases ranges from 12 to 20 years.

    SINGLE CURRENCY LOANS. The Bank currently offers single currency loans in U.S. dollars, Japanese yen, Deutsche mark, French francs, pounds sterling, Swiss francs and Netherlands guilders and will consider borrower requests for such loans in other currencies.

    LIBOR-based single currency loans carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is the prevailing six-month interbank offered rate for the applicable currency on the loan's rate reset date, plus a spread. The spread consists of (a) the Bank's average cost margin for funding allocated to these loans relative to the base rate and (b) the Bank's standard spread of 50 basis points.

    The Bank has approved and disbursed two LIBOR-based single currency loans to the Republic of Korea--one in December 1997 and the other in March 1998--that have non-standard financial terms. The first, a $3.0 billion economic reconstruction loan, carries a 6-month LIBOR interest rate plus a fixed spread of 100 basis points and has a loan origination fee. The second, a $2.0 billion structural adjustment loan, carries a 6-month LIBOR interest rate plus a fixed spread of 75 basis points and has a loan origination fee. Neither loan is eligible for interest waivers.

    Fixed-rate single currency loans carry lending rates that are set on semi-annual rate fixing dates and that apply to all amounts disbursed during the preceding six months. The lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of (a) the Bank's funding cost margin relative to the base rate for these loans, (b) a risk premium to compensate the Bank for market risks it incurs in funding these loans and (c) the Bank's standard spread of 50 basis points.

    CURRENCY POOL LOANS. The currency composition of currency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors in 1989 and confirmed in June 1996, at least 90% of this pool is in fixed currency ratios of one U.S. dollar to 125 Japanese yen to two Deutsche mark equivalent. These targeted currency ratios are next expected to be reviewed by the Executive Directors in 2001.

    The lending rate on these loans is variable, adjusted every six months to reflect the semester average interest cost of outstanding borrowings allocated to fund these loans, weighted by the average composition of the pool. The Bank adds its standard spread of 50 basis points to that average interest cost. For interest payment periods that commence on dates from January 1, 1998 to June 30, 1998, the applicable lending rate is 6.36%.

    LOAN CONVERSION OPTIONS. Since September 1996, the Bank has offered its borrowers the option to convert undisbursed currency pool loan amounts to single currency loan terms. As of January 1, 1998, $12.1 billion of undisbursed currency pool loans had been converted to single currency loan terms.

    Borrowers also have the option to convert disbursed currency pool loan amounts (and undisbursed amounts not converted to single currency loans) to new single currency pool terms. Borrowers selecting single currency pool terms have their choice of four different pools (U.S. dollars, Japanese yen, Deutsche mark or Swiss francs). Conversion to single currency pool terms is being implemented on specified conversion dates--July 1, 1997, January 1, 1998 or July 1, 1998--depending upon when the conversion request is approved by the Bank. Each single currency pool was a multi-currency pool at inception but will be transformed to reach a level of at least 90 percent in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. As of January 1, 1998, $29.2 billion of outstanding currency pool loans and $0.2 billion of undisbursed currency pool loan amounts had been converted to U.S. dollar and to Deutsche mark single currency pool terms. For interest payment periods that commence on dates from January 1, 1998 to June 30, 1998, the applicable lending rates for loans with U.S. dollar and Deutsche mark single currency pool terms are 8.37% and 6.92%, respectively.

    The following table describes the breakdown of outstanding and undisbursed loan product balances at December 31, 1997 and at June 30, 1997, 1996 and 1995.

                                 LOAN PRODUCTS
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                   FISCAL YEARS ENDED JUNE 30,
                                                             -----------------------------------------------------------------------
                                     SIX MONTHS ENDED
                                    DECEMBER 31, 1997                    1997                          1996                 1995
                               ----------------------------  ----------------------------  ----------------------------  -----------
                                PRINCIPAL      AS A % OF      PRINCIPAL      AS A % OF      PRINCIPAL      AS A % OF      PRINCIPAL
                                 BALANCE      TOTAL LOANS      BALANCE      TOTAL LOANS      BALANCE      TOTAL LOANS      BALANCE
                               -----------  ---------------  -----------  ---------------  -----------  ---------------  -----------
Adjustable-rate currency pool
  loans
  Outstanding................   $  78,090             73      $  91,842             87      $  96,856             88      $ 106,137
  Undisbursed................      17,613             37         27,422             53         44,786             82         52,267

LIBOR-based single currency
  loans
  Outstanding................      10,641             10          4,493              4            957              1            234
  Undisbursed................      20,901             44         19,144             37          7,387             14          2,041

Fixed-rate single currency
  loans
  Outstanding(1).............       4,083              4          2,563              2          1,307              1             --
  Undisbursed................       9,368             19          5,007             10          2,335              4          1,500
Single currency pool loans
  Outstanding................       8,816              8             --             --             --             --             --
  Undisbursed................          27              *             --             --             --             --             --

Other loans
  Outstanding................       5,225              5          6,907              7         11,126             10         17,128
  Undisbursed................         196              *              3              *             12              *            146
                               -----------           ---     -----------           ---     -----------           ---     -----------

Total loans
  Outstanding................     106,855            100      $ 105,805            100      $ 110,246            100      $ 123,499
                               -----------           ---     -----------           ---     -----------           ---     -----------
                               -----------           ---     -----------           ---     -----------           ---     -----------
  Undisbursed................      48,105            100      $  51,576            100      $  54,520            100      $  55,954
                               -----------           ---     -----------           ---     -----------           ---     -----------
                               -----------           ---     -----------           ---     -----------           ---     -----------


                                  AS A % OF
                                 TOTAL LOANS
                               ---------------
Adjustable-rate currency pool
  loans
  Outstanding................            86
  Undisbursed................            93
LIBOR-based single currency
  loans
  Outstanding................             *
  Undisbursed................             4
Fixed-rate single currency
  loans
  Outstanding(1).............            --
  Undisbursed................             3
Single currency pool loans
  Outstanding................            --
  Undisbursed................            --
Other loans
  Outstanding................            14
  Undisbursed................             *
                                        ---
Total loans
  Outstanding................           100
                                        ---
                                        ---
  Undisbursed................           100
                                        ---
                                        ---

---------

*   Indicates amounts less than 0.5%.

(1) Includes $831 million of fixed rate single currency loans whose rate had not yet been fixed at December 31, 1997.

GUARANTEES

    The Bank issues partial guarantees as a catalyst to support debt financing from private investors. Such guarantees may be for a part of the debt financing (partial credit guarantees) or may cover specific risks of non-performance of sovereign contractual obligations in respect of a private sector project financed by such debt (partial risk guarantees). Any payments made by the Bank under a called guarantee would result in a repayment obligation to the Bank from the relevant member country under an indemnity agreement between the Bank and the member country. The Bank's exposure on its guarantees (i.e., the present value in terms of their first call date) was $1,323 million; the face value of such guarantees was $1,946 million, of which $385 million was subject to call. The Bank retains a fee of 25 basis points per annum on its exposure on guarantees.

OVERDUE AND NON-PERFORMING LOANS

    It is the Bank's policy that if a payment of principal, interest or other charges with respect to a Bank loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payments become 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. As of

March 15, 1998, no Bank loans, other than those in nonaccrual status, were subject to suspension of disbursements.

    It is the policy of the Bank to place in nonaccrual status all loans made to or guaranteed by a member of the Bank, if principal, interest or other charges with respect to any such loan are overdue by more than six months, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans will not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance following arrears clearance. (See Notes to Financial Statements--Summary of Significant Accounting and Related Policies--Loans).

    The Bank determines the loan loss provision based on an assessment of collectibility risk in the total loan portfolio, including loans in nonaccrual status. The accumulated loan loss provision was $3.3 billion (approximately 3% of the sum of total loans outstanding plus the present value of callable guarantees). The adequacy of the provisioning rate and the accumulated provision for loan losses are reviewed before the end of each fiscal year and as circumstances warrant. Based on the review to be completed before June 30, 1998, it is possible that the accumulated loan loss provision will be established as of that date at a level lower than 3% of the overall portfolio, primarily as a result of payments by the Syrian Arab Republic of overdue principal and a portion of overdue interest during the fiscal year. (See Notes to Financial Statements--Note C--Overdue Amounts.)

    At December 31, 1997, loans made to or guaranteed by seven member countries of the Bank (Bosnia and Herzegovina, Democratic Republic of Congo, Iraq, Liberia, Republic of Congo, Sudan and Syrian Arab Republic) and one other country--the Federal Republic of Yugoslavia (Serbia and Montenegro)-- were in nonaccrual status. The aggregate principal balance outstanding on these loans was $2,103 million, of which $1,102 million was overdue. Overdue interest and other charges on loans in nonaccrual totaled $929 million ($893 million as of June 30, 1997, $808 million as of June 30, 1996), of which $56 million had been excluded from net income for the six months ended December 31, 1997 ($146 million--June 30, 1997, $188 million--June 30, 1996). On January 15, 1998, loans made to or guaranteed by Sierra Leone were placed in nonaccrual status. The aggregate principal balance outstanding on these loans at December 31, 1997 was $2 million, of which $0.2 million was overdue. At December 31, 1997, overdue interest and other charges in respect of these loans totaled $0.07 million. Income previously accrued on these loans but not yet received at December 31, 1997, amounting to $0.1 million, was included in Income from loans for the six months ended December 31, 1997 and Retained Earnings.

    It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. Moreover, from time to time the Bank incurs losses on its loans resulting from the difference between the present value of payments for interest and charges made according to a loan's contractual terms and the present value of the loan's then-expected future cash flows, discounted at the same contractual rate. Those losses are largely due to the Bank's practice of not charging interest on overdue interest payments. In fiscal year 1996, the Bank adopted Statement of Financial Accounting Standards 114, entitled "Accounting by Creditors for Impairment of a Loan", which prescribes that such losses be taken into account in the determination of the adequacy of the accumulated provision for loan losses. (See Notes to Financial Statements--Note C--Overdue Amounts.)

    The Bank has never written off any of its outstanding loans and retains the expectation that each of its loans will be repaid and, consequently, has no expectation of writing off outstanding loans in the future. The Bank maintains a dialogue with every borrower whose loans experience significant payment delays, including each of the members whose loans are currently in nonaccrual status. For details concerning Bank loans in nonaccrual status and the provisions for losses on loans, see Notes to Financial Statements-- Note C--Overdue Amounts.

    In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to the Bank in mobilizing sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, the Bank will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that (a) agree to and implement a medium-term, growth-oriented structural adjustment program agreed with the Bank,
(b) undertake a stabilization program endorsed or financially supported by the IMF, (c) agree to a financing plan to clear arrears fully to the Bank in the context of the structural adjustment program and (d) make debt service payments on a current basis on Bank loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to the Bank have been fully cleared. An exception was made in the case of Peru, permitting Bank loans to be signed prior to full arrears clearance in 1993 so that the loans could be submitted to the Peruvian Congress for approval in accordance with Peruvian law.

OTHER ACTIVITIES

    In addition to its financial operations, the Bank has furnished technical assistance to its member countries, both in connection with and independently of loan operations. Such assistance has taken a variety of forms, including the assignment of qualified professionals to survey development possibilities of member countries, to analyze their fiscal, economic and other development problems, to assist member countries in drawing up development programs, to appraise projects suitable for investment and to assist member countries in improving their asset and liability management techniques. To assist the developing countries, the Bank has also established an Economic Development Institute, which provides courses and other training activities regarding economic policy, development and administration for selected groups of government officials, and has made contributions for research and other developmental activities. Furthermore, the Bank has on a number of occasions, at the request of members concerned, lent its good offices in connection with the settlement of international economic and financial disputes. Additionally, the Bank, alone or jointly with IDA, administers, on behalf of donors, funds restricted for specific uses. These funds are placed in trust and are not included in the assets of the Bank. (See Notes to Financial Statements-- Note H.)

                               LIQUID INVESTMENTS

    In April 1997, the Executive Directors approved a new approach to maintaining and managing the Bank's liquid assets. Since July 1, 1997, the Bank's policy has been to keep liquid asset holdings at or above a specified minimum. That minimum is equivalent to the highest six months of debt service plus one-half of net loan disbursements as projected for the fiscal year, and has been set at $17.3 billion for fiscal year 1998. The Bank will also hold liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

    The Bank's cash and liquid investments amounted to $18.5 billion (including $1.3 billion classified as held-to-maturity); this amount was equivalent to approximately 18.6% of the Bank's outstanding borrowings after swaps. The Bank's liquid investments are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, and futures and options contracts pertaining to such obligations, as well as asset-backed securities. The annualized financial returns on average investments in the Bank's trading portfolio for the six months ended December 31, 1997 were 5.53% (4.73%--June 30, 1997, 4.11%--June 30,
1996, 5.56%--June 30, 1995). The returns on its held-to-maturity portfolio for the six months ended December 31, 1997 were 8.45% (8.31%--June 30, 1997, 8.35%--June 30, 1996, 8.11%--June 30, 1995). The returns for the Bank's trading portfolio include interest, net realized and unrealized gains or losses, fees for securities loaned and net sale prices under resale agreements as a percentage of average liquid investments and exclude investment securities agreed to be purchased and collateral held in connection with securities loaned. The returns for its held-to-maturity portfolio reflect interest earned. (See Notes to Financial Statements--Note B.)

                                RISK MANAGEMENT

CURRENCY AND INTEREST RATE RISK

    In order to minimize exchange-rate risk in a multicurrency environment, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles, primarily by holding or lending the proceeds of its borrowings in the same currencies in which they were borrowed. In addition, the Bank's policy is to minimize the exchange rate sensitivity of its reserves-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to match the currency composition of its reserves to that of the outstanding loans. With respect to paid-in capital, the Bank does not convert one currency into another except for small amounts required to meet certain obligations and operational needs of the Bank. (See Notes to Financial Statements-- Summary of Significant Accounting and Related Policies--Translation of Currencies.)

    The Bank also limits its interest rate risk. Most of its outstanding loans are structured as interest-cost pass-through products, with the Bank adding a fixed spread to its cost of allocated funding to set the lending rate. (See "Loans and Guarantees--Financial Terms of Loan".) Potential interest rate exposures on the other currently offered loan products are closely managed by using derivatives to match the duration of the loans to their underlying funding. The interest rate risk on the Bank's liquidity portfolio is constrained by duration-mismatch limits imposed by the Executive Directors, supplemented by management approved risk limits.

DERIVATIVES

    The Bank uses derivative instruments in connection with its borrowing operations and asset/liability management activities and in connection with its liquidity management. In general, the Bank uses derivative instruments such as currency and interest rate swaps, swap spread-locks (in which the Bank agrees with a counterparty on a spread to be added to the specific reference rate which will apply to a future interest rate swap), foreign exchange forwards, exchange-traded futures, options and deferred and anticipatory rate setting contracts. Notes B, D and E to the Financial Statements provide details of the outstanding principal and notional principal amounts of derivative financial instruments as of December 31, 1997.

    The Bank uses derivative instruments in connection with its borrowing operations and asset-liability management for several purposes. One purpose is to take advantage of arbitrage opportunities across capital markets to reduce funding costs below the levels that would be achievable through direct borrowings in the currencies in which the Bank's assets are held. The Bank borrows wherever it believes opportunities are most attractive and swaps those borrowings into the currency or interest-rate basis suitable for funding its loan portfolio. Derivatives that are included in the terms of its structured borrowings are hedged to produce conventional fixed- or LIBOR-based funding using structured swaps, swaptions and interest rate caps or floors. Another purpose for which the Bank uses derivatives is to delink the time at which the Bank's borrowing costs are fixed from the timing of the actual market borrowings, in order to preserve flexibility for borrowing transactions to be launched at opportune times. In addition, the Bank's use of derivatives in connection with asset-liability management is designed to establish an appropriate match between the liability and the loan and liquidity portfolios in terms of their currency and interest rate characteristics. However, some residual market risk may arise, as a result of cash flow or timing mismatches. Internal operating guidelines are designed to limit the scope of such mismatches.

    The main risk to the Bank from these over-the-counter derivatives is credit risk. Credit risk is controlled through application of eligibility criteria, volume limits for transactions with individual counterparties, and through the use of mark-to-market collateral arrangements. The following table gives details of the Bank's estimated credit exposure--by counterparty rating category--on its swaps.

 ESTIMATED SWAP CREDIT EXPOSURE BY COUNTERPARTY RATING AS OF DECEMBER 31, 1997
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                         NOTIONAL         CURRENT EXPOSURE(3)
                                                        PRINCIPAL    -----------------------------
                                         PRINCIPAL       INTEREST        GROSS
                                      CURRENCY SWAPS-      RATE        POSITIVE     GROSS NEGATIVE        NET
RATING CATEGORY(1)                      RECEIVABLES      SWAPS(2)     RECEIVABLES     (PAYABLES)      EXPOSURE(4)
------------------------------------  ---------------  ------------  -------------  --------------  ---------------
AAA.................................     $  17,740      $   16,809     $   1,106      $   (1,147)      $     189
AA..................................        26,574          20,213         1,512          (1,825)            291
A...................................         2,674             837            15            (285)             81
BBB.................................            68          --            --                 (50)         --
                                           -------     ------------       ------         -------           -----
      Total.........................     $  47,056      $   37,859     $   2,728      $   (3,309)      $     561
                                           -------     ------------       ------         -------           -----
                                           -------     ------------       ------         -------           -----

------------

(1) As determined by the Bank, based on ratings by Moody's Investors Services, Standard and Poor's, Thomson BankWatch Inc. and IBCA Limited.

(2) Includes swaptions.

(3) Based on the market value of each swap transaction in accordance with internal Bank valuation methodology; does not take into account the effects of netting provisions in master swap agreements or the effects of mark-to-market collateral and offset arrangements.

(4) The remaining exposure after taking into account the rights of set-off and collateral held under qualifying master netting and collateral agreements with various counterparties.

    The Bank also uses derivative products in its liquidity management for hedging purposes within a liquidity strategy whose objective is to optimize returns. The use of those instruments to support that strategy allows the Bank to take advantage of profitable trading opportunities. In addition, the Bank uses derivatives as a proxy for cash securities. The derivative instruments used for liquidity management include currency and interest rate swaps, and exchange-traded futures and options on fixed-income instruments. Currency and interest rate swaps are used to take advantage of investment opportunities across different markets. Currency swaps do not pose currency risk to the Bank, and the credit risk of all swaps is controlled and monitored by the Bank. Exchange-traded futures and options are used mainly to take advantage of opportunities for trading spreads or differentials between different instruments. Futures are also used as a proxy for cash instruments. The Bank only trades contracts listed on certain internally approved futures and options exchanges. Furthermore, the Bank applies eligibility criteria and exposure limits with regard to brokers and clearing agents for these contracts.

    The liquid investment portfolio's overall duration limits designed to control market risk are calculated with reference to the size of the base or unleveraged portfolio, effectively prohibiting the use of derivatives transactions to establish risk positions in excess of the level achievable solely through cash transactions.

                    AFFILIATED ORGANIZATIONS--IFC, IDA, MIGA

    The activities of the Bank are complemented by those of three affiliated international organizations, IFC, IDA and MIGA, which work closely with the Bank in achieving common objectives. Membership in these organizations is open only to members of the Bank. Each of these organizations is legally and financially independent from the Bank, with separate assets and liabilities, and the Bank is not liable for their respective obligations. Executive Directors of the Bank serve EX OFFICIO on the Board of Directors of IFC and as Executive Directors of IDA if they represent at least one country which is a member of these organizations. As of December 31, 1997, all of the Bank's Executive Directors also had been elected to serve on MIGA's Board of Directors, and they constituted the entire Board. The President of the Bank is also the President of IFC, IDA and MIGA. IDA and the Bank have the same staff. While IFC and MIGA share some staff members with the Bank, each employs its own management and staff. For information on fees that IFC, IDA and MIGA pay the Bank for services and management, see Notes to Financial Statements--Note G.

    IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises, without a government's guarantee. One hundred seventy-three countries are members of IFC. Under its Articles, the Bank is permitted to make loans to IFC without guarantee by a member, subject to the limitation that the Bank may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold, which at December 31, 1997 equaled $20,306 million. At that date, IFC's total outstanding debt was $10,359 million, of which $517 million was due to the Bank, and undrawn lending commitments from the Bank to IFC were $196 million.

    IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from the Bank. Under a statement of policy of the Bank's Board of Governors, the Bank may make grants to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in the Bank's business. Grants may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Such grants total $5,735 million to date, and the entire amount of these grants had been paid to IDA. For additional information on transfers of the Bank's net income to IDA, see Notes to Financial Statements-- Note F.

    MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. The Bank may not lend to MIGA.

                           ADMINISTRATION OF THE BANK

    The Bank's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

    All the powers of the Bank are vested in the Board of Governors which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

    There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of the Bank except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

    The following is an alphabetical list of the Executive Directors of the Bank and the member countries by which they were appointed or elected:

Khalid M. Al-Saad.............  Bahrain, Arab Republic of Egypt, Jordan, Kuwait, Lebanon,
                                Libya, Maldives, Oman, Qatar, Syrian Arab Republic, United
                                Arab Emirates, Republic of Yemen
Khalid H. Alyahya.............  Saudi Arabia
Juanita D. Amatong............  Brazil, Colombia, Dominican Republic, Ecuador, Haiti,
                                Philippines, Suriname, Trinidad and Tobago
Ali Bourhane..................  Benin, Burkina Faso, Cameroon, Cape Verde, Central African
                                Republic, Chad, Comoros, Cote d'Ivoire, Democratic Republic
                                of Congo, Djibouti, Equatorial Guinea, Gabon, Guinea,
                                Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius,
                                Niger, Republic of Congo, Rwanda, Sao Tome and Principe,
                                Senegal, Somalia (informally), Togo
Kacim Brachemi................  Afghanistan, Algeria, Ghana, Islamic Republic of Iran, Iraq,
                                Morocco, Pakistan, Tunisia
Andrei Bugrov.................  Russian Federation
Juan Cariaga..................  Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay
Joaquim R. Carvalho...........  Angola, Botswana, Burundi, Eritrea, Ethiopia, The Gambia,
                                Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia,
                                Nigeria, Seychelles, Sierra Leone, South Africa, Sudan,
                                Swaziland, Tanzania, Uganda, Zambia, Zimbabwe
Enzo Del Bufalo...............  Costa Rica, El Salvador, Guatemala, Honduras, Mexico,
                                Nicaragua, Panama, Spain, Venezuela
Leonard Good..................  Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada,
                                Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and
                                Nevis, St. Lucia, St. Vincent and the Grenadines
Luc Hubloue...................  Austria, Belarus, Belgium, Czech Republic, Hungary,
                                Kazakhstan, Luxembourg, Slovak Republic, Slovenia, Turkey
Jannes Hutagalung.............  Brunei Darussalam, Fiji, Indonesia, Lao People's Democratic
                                Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand,
                                Tonga, Vietnam
Young-Hoi Lee.................  Australia, Cambodia, Kiribati, Republic of Korea, Marshall
                                Islands, Federated States of Micronesia, Mongolia, New
                                Zealand, Papua New Guinea, Solomon Islands, Vanuatu, Samoa
Yong Li.......................  China
Matthias Meyer................  Azerbaijan, Kyrgyz Republic, Poland, Switzerland,
                                Tajikistan, Turkmenistan, Uzbekistan
Jean-Claude Milleron..........  France
Ilkka Niemi...................  Denmark, Estonia, Finland, Iceland, Latvia, Lithuania,
                                Norway, Sweden
Atsuo Nishihara...............  Japan
Gus O'Donnell.................  United Kingdom
Franco Passacantando..........  Albania, Greece, Italy, Malta, Portugal
Jan Piercy....................  United States
Helmut Schaffer...............  Germany
Surendra Singh................  Bangladesh, Bhutan, India, Sri Lanka
Pieter Stek...................  Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus,
                                Georgia, Israel, former Yugoslav Republic of Macedonia,
                                Moldova, Netherlands, Romania, Ukraine

    The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of the Bank and for the organization, appointment and dismissal of its officers and staff.

    The following is a list of the principal officers of the Bank:

President..........................................................  James D. Wolfensohn

Managing Director..................................................  Jessica P. Einhorn
Managing Director..................................................  Caio K. Koch-Weser
Managing Director..................................................  Sven Sandstrom
Managing Director and Corporate Secretary..........................  Shengman Zhang

Vice President and Head, Poverty Reduction and Economic Management
  Network..........................................................  Masood Ahmed
Vice President, Strategy and Resource Management...................  Mark Baird
Vice President, Human Resources....................................  Dorothy Hamachi Berry
Vice President, Latin America and the Caribbean Regional Office....  Shahid Javed Burki
Vice President and Head, Human Development Network.................  David de Ferranti
Vice President, Middle East and North Africa Regional Office.......  Kemal Dervis
Vice President, Resource Mobilization and Cofinancing..............  Hiroo Fukui
Vice President, Europe and Central Asia Regional Office............  Johannes F. Linn
Vice President, Africa Regional Office.............................  Callisto E. Madavo
Vice President, External Affairs...................................  Mark Malloch Brown
Chief Information Officer and Head, Information Solutions
  Network..........................................................  Mohamed V. Muhsin
Vice President and Controller......................................  Jules W. Muis
Vice President, South Asia Regional Office.........................  Mieko Nishimizu
Vice President and Treasurer.......................................  Gary L. Perlin
Director-General, Operations Evaluation............................  Robert Picciotto
Vice President and Head, Finance, Private Sector and Infrastructure
  Network..........................................................  Jean-Francois Rischard
Vice President, Africa Regional Office.............................  Jean-Louis Sarbib
Vice President and Head, Environmentally and Socially Sustainable
  Development Network..............................................  M. Ismail Serageldin
Vice President, East Asia and Pacific Regional Office..............  Jean-Michel Severino
Senior Vice President and General Counsel..........................  Ibrahim F. I. Shihata
Director and Head, Operational Core Services Network...............  Katherine Sierra
Senior Vice President, Development Economics, and Chief
  Economist........................................................  Joseph E. Stiglitz
Vice President, Financial Policy and Risk Management...............  Brian Wilson(1)
Senior Adviser, Development Effectiveness..........................  D. Joseph Wood

------------

(1) Mr. Wilson has announced he will be leaving the Bank effective April 30, 1998.

                           THE ARTICLES OF AGREEMENT

    The Articles constitute the Bank's governing charter. They establish the status, privileges and immunities of the Bank, prescribe the Bank's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of the Bank, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by the Bank, the distribution of net income of the Bank to its members, the withdrawal and suspension of members, and the suspension of operations of the Bank.

    The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and the Bank or between members of the Bank shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, the Bank may act on the basis of the decision of the Executive Directors.

    The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from the Bank.

                    LEGAL STATUS, PRIVILEGES AND IMMUNITIES

    The Articles contain provisions which accord to the Bank, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

    The Bank has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against the Bank in a court of competent jurisdiction in territories of any member in which the Bank has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against the Bank may be brought by its members or persons acting for or deriving claims from its members.

    The Governors and Executive Directors, and their Alternates, and the officers and employees of the Bank are immune from legal process for acts performed by them in their official capacity, except when the Bank waives such immunity.

    The archives of the Bank are inviolable. The assets of the Bank are immune from seizure, attachment or execution prior to delivery of final judgment against the Bank.

    The Bank, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. The Bank is also immune from liability for the collection or payment of any tax or duty.

    The securities issued by the Bank and the interest thereon are not exempt from taxation generally.

    Under the Articles, securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Articles, the Bank is not under any obligation to withhold or pay any tax on any interest on such securities.

        FISCAL YEAR, EXTERNAL AUDITORS, ANNOUNCEMENTS AND ALLOCATION OF
                                   NET INCOME

FISCAL YEAR

    The Bank's fiscal year runs from July 1 to June 30.

EXTERNAL AUDITORS

    The Bank appointed Deloitte Touche Tohmatsu (International Firm) as its external auditors, beginning with fiscal year 1998. The selection was made on the basis of an international competitive bidding process following a decision by the Executive Directors that, as a matter of principle, the Bank should periodically rotate its external auditors, commencing with fiscal year 1998.

ANNOUNCEMENTS

    Pursuant to the Articles, the Bank publishes an annual report containing its audited financial statements and distributes quarterly financial statements to its members.

ALLOCATION OF NET INCOME

    The Board of Governors determines annually what part of the Bank's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, the Bank has neither declared nor paid any dividend to its member countries. However, the Bank has periodically transferred as a grant a portion of its net income to IDA or to other uses that promote the purposes of the Bank. (See Notes to Financial Statements--Note F.)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----

Report of Independent Accountants..........................................................................          25
Balance Sheet--December 31, 1997 (Unaudited), June 30, 1997 and June 30, 1996..............................          26

Statement of Income for the six months ended December 31, 1997 and 1996 (Unaudited) and the three fiscal
  years ended June 30, 1997................................................................................          28

Statement of Changes in Retained Earnings for the six months ended December 31, 1997 and 1996 (Unaudited)
  and the three fiscal years ended June 30, 1997...........................................................          29

Statement of Changes in Cumulative Translation Adjustment for the six months ended December 31, 1997 and
  1996 (Unaudited) and the three fiscal years ended June 30, 1997..........................................          29

Statement of Cash Flows for the six months ended December 31, 1997 and 1996 (Unaudited) and the three
  fiscal years ended June 30, 1997.........................................................................          30

Summary Statement of Loans--December 31, 1997 (Unaudited) and June 30, 1997................................          31

Statement of Subscriptions to Capital Stock and Voting Power--December 31, 1997 (Unaudited) and June 30,
  1997.....................................................................................................          34

Notes to Financial Statements..............................................................................          38

    INFORMATION CONCERNING CERTAIN EVENTS THAT OCCURRED SUBSEQUENT TO DECEMBER 31, 1997 IS NOT REFLECTED IN THE FINANCIAL STATEMENTS BUT IS INCLUDED ELSEWHERE IN THIS INFORMATION STATEMENT.

                           [LOGO]

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors

International Bank for Reconstruction and Development

We have reviewed the accompanying balance sheet of the International Bank for Reconstruction and Development (IBRD), including the summary statement of loans and the statement of subscriptions to capital stock and voting power, as of December 31, 1997, and the related statements of income, changes in retained earnings, changes in cumulative translation adjustment, and cash flows for the six-month period then ended. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

The financial statements of IBRD for the years ended June 30, 1997, 1996, and 1995, listed on page 24 of the Information Statement, were audited by other auditors whose report, dated July 28, 1997, expressed an unqualified opinion on those statements.

                            [LOGO]

February 10, 1998

--------------------------------------------------------------------------------
BALANCE SHEET
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                            JUNE 30,
                                                        DECEMBER 31, 1997  JUNE 30, 1997      1996
                                                        -----------------  -------------  ------------
                                                           (UNAUDITED)
ASSETS
DUE FROM BANKS
  Unrestricted currencies.............................      $      49        $      26     $       27
  Currencies subject to restrictions--Note A..........            613              615            612
                                                             --------      -------------  ------------
                                                                  662              641            639
                                                             --------      -------------  ------------
INVESTMENTS--Notes B and E
  Trading.............................................         17,479           17,229         15,001
  Held-to-maturity....................................          1,267            1,279          1,169
                                                             --------      -------------  ------------
                                                               18,746           18,508         16,170
                                                             --------      -------------  ------------

SECURITIES PURCHASED UNDER RESALE
  AGREEMENTS--Trading--Note B.........................            162               97          1,282

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS
  ON ACCOUNT OF SUBSCRIBED CAPITAL....................          2,142            1,902          1,765

AMOUNTS RECEIVABLE FROM CURRENCY SWAPS--Notes B, D and
  E
  Investments--Trading................................          9,648            4,571            204
  Borrowings..........................................         41,642           29,031         18,010
                                                             --------      -------------  ------------
                                                               51,290           33,602         18,214
                                                             --------      -------------  ------------

AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY
  HOLDINGS............................................            308              574            732

OTHER RECEIVABLES
  Amounts receivable from investment securities
    traded............................................             36               29          2,365
  Accrued income on loans.............................          1,844            1,932          2,127
  Accrued interest on investments.....................            157              143             92
                                                             --------      -------------  ------------
                                                                2,037            2,104          4,584
                                                             --------      -------------  ------------

LOANS OUTSTANDING (see Summary Statement of Loans,
  Notes C and E)
  Total loans.........................................        154,960          157,381        164,766
  Less undisbursed balance............................         48,105           51,576         54,520
                                                             --------      -------------  ------------
    Loans outstanding.................................        106,855          105,805        110,246
  Less accumulated provision for loan losses..........          3,250            3,210          3,340
                                                             --------      -------------  ------------
    Loans outstanding net of accumulated provision....        103,605          102,595        106,906
                                                             --------      -------------  ------------
OTHER ASSETS
  Unamortized issuance costs of borrowings............            547              492            412
  Miscellaneous--Notes I and J........................          1,591            1,430          1,300
                                                             --------      -------------  ------------
                                                                2,138            1,922          1,712
                                                             --------      -------------  ------------
TOTAL ASSETS..........................................      $ 181,090        $ 161,945     $  152,004
                                                             --------      -------------  ------------
                                                             --------      -------------  ------------

--------------------------------------------------------------------------------
BALANCE SHEET
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                            JUNE 30,
                                                        DECEMBER 31, 1997  JUNE 30, 1997      1996
                                                        -----------------  -------------  ------------
                                                           (UNAUDITED)
LIABILITIES

BORROWINGS-- Notes D and E
  Short-term..........................................      $  13,670        $   7,648     $    4,328
  Medium- and long-term...............................         84,646           89,031         92,391
                                                             --------      -------------  ------------
                                                               98,316           96,679         96,719
                                                             --------      -------------  ------------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND
  PAYABLE FOR CASH COLLATERAL RECEIVED--Trading--Note
  B...................................................            590              294          2,439

AMOUNTS PAYABLE FOR CURRENCY SWAPS--
  Notes B, D and E
  Investments--Trading................................          9,406            4,694            202
  Borrowings..........................................         43,038           29,687         19,427
                                                             --------      -------------  ------------
                                                               52,444           34,381         19,629
                                                             --------      -------------  ------------

AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY
  HOLDINGS............................................              4                4              4

OTHER LIABILITIES
  Amounts payable for investment securities
    purchased.........................................            132              135          1,508
  Accrued charges on borrowings.......................          2,248            2,167          2,352
  Payable for Board of Governors-approved transfers--
    Note F............................................            150              201            205
  Accounts payable and miscellaneous liabilities......            942              856            848
                                                             --------      -------------  ------------
                                                                3,472            3,359          4,913
                                                             --------      -------------  ------------
TOTAL LIABILITIES.....................................        154,826          134,717        123,704
                                                             --------      -------------  ------------
EQUITY

CAPITAL STOCK (see Statement of Subscriptions to
  Capital Stock and Voting Power, Note A)
  Authorized capital (1,558,478 shares--December 31,
    1997 and June 30, 1997)
    Subscribed capital (1,545,457 shares--December 31,
      1997; 1,512,211 shares--June 30, 1997)..........        186,436          182,426        180,630
    Less uncalled portion of subscriptions............        175,148          171,378        169,636
                                                             --------      -------------  ------------
                                                               11,288           11,048         10,994
DEFERRED AMOUNTS TO MAINTAIN VALUE OF CURRENCY
  HOLDINGS............................................           (504)            (106)           136

PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--Note
  A...................................................              7                7             15

RETAINED EARNINGS (see Statement of Changes in
  Retained Earnings, Note F)..........................         16,089           16,194         16,099

CUMULATIVE TRANSLATION ADJUSTMENT (see Statement of
  Changes in Cumulative Translation Adjustment).......           (616)              85          1,056
                                                             --------      -------------  ------------
TOTAL EQUITY..........................................         26,264           27,228         28,300
                                                             --------      -------------  ------------
TOTAL LIABILITIES AND EQUITY..........................      $ 181,090        $ 161,945       $152,004
                                                             --------      -------------  ------------
                                                             --------      -------------  ------------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF INCOME
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                 SIX MONTHS ENDED
                                                                   DECEMBER 31              FISCAL YEAR ENDED
                                                                   (UNAUDITED)                   JUNE 30
                                                               --------------------  -------------------------------
                                                                 1997       1996       1997       1996       1995
                                                               ---------  ---------  ---------  ---------  ---------
INCOME
  Income from loans--Note C
    Interest.................................................  $   3,319  $   3,741  $   7,122  $   7,804  $   8,069
    Commitment charges.......................................         55         58        113        118        118
  Income from investments--Note B
    Trading
      Interest...............................................        520        327        718        673        881
      Net gains/(losses)
        Realized.............................................         (2)        48         47         31        (23)
        Unrealized...........................................         --        (36)       (43)       (83)       168
    Held-to-maturity
      Interest...............................................         83         51        103        100         78
  Income from securities purchased under resale agreements--
    Note B...................................................         21         38         53         66         61
  Other income...............................................          4          5         12         11         10
                                                               ---------  ---------  ---------  ---------  ---------
    Total income.............................................      4,000      4,232      8,125      8,720      9,362
                                                               ---------  ---------  ---------  ---------  ---------
EXPENSES
  Borrowing expenses--Note D
    Interest.................................................      2,913      3,028      5,827      6,455      6,832
    Prepayment (gains)/losses................................         (7)        13         16          9          7
    Amortization of issuance and other borrowing costs.......         52         44        109        106        105
  Interest on securities sold under repurchase agreements and
    payable for cash collateral received--Note B.............         46         26         44         67         83
  Administrative expenses--Notes G, H, I and J...............        301        343        651        733        842
  Provision for loan losses--Note C..........................        180         39         63         42         12
  Other expenses.............................................          5          4         10          8          8
                                                               ---------  ---------  ---------  ---------  ---------
    Total expenses...........................................      3,490      3,497      6,720      7,420      7,889
                                                               ---------  ---------  ---------  ---------  ---------
OPERATING INCOME.............................................        510        735      1,405      1,300      1,473
Less contributions to special programs--Note G...............         61         60        120        113        119
                                                               ---------  ---------  ---------  ---------  ---------
NET INCOME...................................................  $     449  $     675  $   1,285  $   1,187  $   1,354
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                            SIX MONTHS ENDED
                                                              DECEMBER 31              FISCAL YEAR ENDED
                                                              (UNAUDITED)                   JUNE 30
                                                          --------------------  -------------------------------
                                                            1997       1996       1997       1996       1995
                                                          ---------  ---------  ---------  ---------  ---------
Retained earnings at beginning of the fiscal year.......  $  16,194  $  16,099  $  16,099  $  15,502  $  14,468
  Board of Governors-approved transfers to--Note F
    International Development Association...............       (304)      (600)      (600)      (250)      (300)
    Debt Reduction Facility for IDA-Only Countries......         --         --         --       (100)        --
    Trust Fund for Gaza and West Bank...................         --         --        (90)       (90)        --
    Trust Fund for Bosnia and Herzegovina...............         --         --         --       (150)        --
    Emergency Assistance for Rwanda.....................         --         --         --         --        (20)
    Heavily Indebted Poor Countries Debt Initiative
      Trust Fund........................................       (250)        --       (500)        --         --
  Net income for the period.............................        449        675      1,285      1,187      1,354
                                                          ---------  ---------  ---------  ---------  ---------
Retained earnings at end of the period..................  $  16,089  $  16,174  $  16,194  $  16,099  $  15,502
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN CUMULATIVE TRANSLATION ADJUSTMENT
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                  SIX MONTHS ENDED
                                                                    DECEMBER 31              FISCAL YEAR ENDED
                                                                    (UNAUDITED)                   JUNE 30
                                                                --------------------  -------------------------------
                                                                  1997       1996       1997       1996       1995
                                                                ---------  ---------  ---------  ---------  ---------
Cumulative translation adjustment at beginning of the fiscal
  year........................................................  $      85  $   1,056  $   1,056  $   3,308  $   1,394
  Translation adjustment for the period.......................       (701)      (423)      (971)    (2,252)     1,914
                                                                ---------  ---------  ---------  ---------  ---------
Cumulative translation adjustment at end of the period........  $    (616) $     633  $      85  $   1,056  $   3,308
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                               SIX MONTHS ENDED
                                                                                 DECEMBER 31,             FISCAL YEAR ENDED
                                                                                 (UNAUDITED)                   JUNE 30
                                                                             --------------------  -------------------------------
                                                                               1997       1996       1997       1996       1995
                                                                             ---------  ---------  ---------  ---------  ---------
Cash flows from lending and investing activities
  Loans
    Disbursements..........................................................  $ (11,245) $  (7,451) $ (14,009) $ (13,321) $ (12,803)
    Principal repayments...................................................      5,277      5,534     10,710     11,494     11,301
    Principal prepayments..................................................        307        782      1,311        812        625
  Investments: Held-to-maturity
    Purchases..............................................................     (8,938)    (3,889)    (8,911)    (5,417)    (8,160)
    Maturities.............................................................      8,956      3,907      8,895      5,422      6,952
                                                                             ---------  ---------  ---------  ---------  ---------
        Net cash used in lending and investing activities..................     (5,643)    (1,117)    (2,004)    (1,010)    (2,085)
                                                                             ---------  ---------  ---------  ---------  ---------
Cash flows from Board of Governors-approved (transfers to)/refunds from
  International Development Association....................................       (298)      (599)      (599)      (250)    (1,427)
  Debt Reduction Facility for IDA-Only Countries...........................         10         --         (1)       (86)       (25)
  Trust Fund for Gaza and West Bank and Trust Fund for Bosnia and
    Herzegovina............................................................        (59)       (81)       (91)      (179)       (45)
  Heavily Indebted Poor Countries Debt Initiative Trust Fund...............       (250)        --       (500)        --         --
                                                                             ---------  ---------  ---------  ---------  ---------
        Net cash used in Board of Governors-approved transfers.............       (597)      (680)    (1,191)      (515)    (1,497)
                                                                             ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues.............................................................      8,542      8,123     14,928      9,851      9,979
    Retirements............................................................     (8,968)    (6,976)   (14,137)   (10,330)   (11,579)
  Net short-term borrowings................................................      5,982      1,038      3,277        340        563
  Net currency swaps.......................................................         41       (197)      (266)      (649)      (413)
  Net capital stock transactions...........................................         77         44         71        111        107
                                                                             ---------  ---------  ---------  ---------  ---------
        Net cash provided by financing activities..........................      5,674      2,032      3,873       (677)    (1,343)
                                                                             ---------  ---------  ---------  ---------  ---------
Cash flows from operating activities
  Net income...............................................................        449        675      1,285      1,187      1,354
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization..........................................        398        218        541        399        281
    Provision for loan losses..............................................        180         39         63         42         12
    Changes in other assets and liabilities
      Increase in accrued income on loans and investments..................         (8)       (51)        18        176        (59)
      Increase in miscellaneous assets.....................................       (191)       (98)      (153)       (80)       (98)
      Increase (decrease) in accrued charges on borrowings.................        143        (39)       (49)      (214)      (186)
      Increase in accounts payable and miscellaneous liabilities...........        110         16         35        (18)       109
                                                                             ---------  ---------  ---------  ---------  ---------
        Net cash provided by operating activities..........................      1,081        760      1,740      1,492      1,413
                                                                             ---------  ---------  ---------  ---------  ---------
Effect of exchange rate changes on unrestricted cash and liquid
  investments..............................................................        (98)      (131)      (319)    (1,632)     1,489
                                                                             ---------  ---------  ---------  ---------  ---------
Net increase in unrestricted cash and liquid investments...................        417        864      2,099     (2,342)    (2,023)
Unrestricted cash and liquid investments at beginning of the fiscal year...     16,829     14,730     14,730     17,072     19,095
                                                                             ---------  ---------  ---------  ---------  ---------
Unrestricted cash and liquid investments at end of the period..............  $  17,246  $  15,594  $  16,829  $  14,730  $  17,072
                                                                             ---------  ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------  ---------
Composition of unrestricted cash and liquid investments:
  Investments held in trading portfolio....................................  $  17,479  $  16,677  $  17,229  $  15,001  $  19,821
  Unrestricted currencies..................................................         49         34         26         27         40
  Net payable for investment securities traded/purchased...................        (96)      (474)      (106)       857       (469)
  Net receivable from currency swaps--Investments..........................        242         43       (123)         2          1
  Net payable for securities purchased/sold under resale/repurchase
    agreements and payable for cash collateral received....................       (428)      (686)      (197)    (1,157)    (2,321)
                                                                             ---------  ---------  ---------  ---------  ---------
                                                                             $  17,246  $  15,594  $  16,829  $  14,730  $  17,072
                                                                             ---------  ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------  ---------
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding......................................................  $  (4,611) $  (2,802) $  (6,429) $ (14,436) $  13,331
    Investments: Held-to-maturity..........................................          6        105         94        (29)        (5)
    Borrowings.............................................................     (4,356)    (1,879)    (4,701)   (11,731)    10,269
    Currency swaps--Borrowings.............................................        699       (360)      (495)    (1,184)     1,553

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Summary Statement of Loans
December 31, 1997 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           LOANS     UNDISBURSED                PERCENTAGE
                                                         APPROVED    BALANCE OF                  OF TOTAL
                                               TOTAL    BUT NOT YET   EFFECTIVE      LOANS         LOANS
BORROWER OR GUARANTOR                          LOANS    EFFECTIVE(1)  LOANS(2)    OUTSTANDING   OUTSTANDING
-------------------------------------------  ---------  -----------  -----------  -----------  -------------
Algeria....................................  $   2,383   $      --    $     588    $   1,795          1.68
Argentina..................................      8,484         950        2,040        5,494          5.14
Armenia....................................         11          --            1           10          0.01
Bahamas, The...............................          7          --           --            7          0.01
Bangladesh.................................         38          --           --           38          0.04
Barbados...................................         30          --           16           14          0.01
Belarus....................................        152          --           28          124          0.12
Belize.....................................         53          --           13           40          0.04
Bolivia....................................         37          --           --           37          0.03
Bosnia and Herzegovina.....................        566          --           --          566          0.53
Botswana...................................         47          --           --           47          0.04
Brazil.....................................      9,474       1,401        2,330        5,743          5.37
Bulgaria...................................        837         100          236          501          0.47
Cameroon...................................        415          --            5          410          0.38
Chile......................................      1,224          --          244          980          0.92
China......................................     15,878       1,320        6,319        8,239          7.71
Colombia...................................      2,500          47          730        1,723          1.61
Congo, Democratic Republic of..............         82          --           --           82          0.08
Congo, Republic of.........................         73          --           --           73          0.07
Costa Rica.................................        240          --           49          191          0.18
Cote d'Ivoire..............................      1,056          --            2        1,054          0.99
Croatia....................................        550          29          245          276          0.26
Cyprus.....................................         76          --           22           54          0.05
Czech Republic.............................        473          --           91          382          0.36
Dominica...................................          4          --            4           --            --
Dominican Republic.........................        353          --          144          209          0.20
Ecuador....................................      1,128          60          217          851          0.80
Egypt, Arab Republic of....................      1,090          40          181          869          0.81
El Salvador................................        508          58          175          275          0.26
Estonia....................................        109          --           38           71          0.07
Fiji.......................................         40          --           10           30          0.03
Gabon......................................        104          10           17           77          0.07
Ghana......................................         30          --           --           30          0.03
Grenada....................................          4          --            4           --            --
Guatemala..................................        369         157           24          188          0.18
Guyana.....................................         19          --           --           19          0.02
Honduras...................................        275          --           --          275          0.26
Hungary....................................      2,040          35          485        1,520          1.42
India......................................     12,086         530        3,379        8,177          7.65
Indonesia..................................     14,418         121        4,306        9,991          9.35
Iran, Islamic Republic of..................        757          --          342          415          0.39
Iraq.......................................         43          --           --           43          0.04
Jamaica....................................        597          --          166          431          0.40
Jordan.....................................        937          30          158          749          0.70
Kazakhstan.................................      1,121          --          473          648          0.61

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
December 31, 1997 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           LOANS     UNDISBURSED                PERCENTAGE
                                                         APPROVED    BALANCE OF                  OF TOTAL
                                               TOTAL    BUT NOT YET   EFFECTIVE      LOANS         LOANS
BORROWER OR GUARANTOR                          LOANS    EFFECTIVE(1)  LOANS(2)    OUTSTANDING   OUTSTANDING
-------------------------------------------  ---------  -----------  -----------  -----------  -------------
Kenya......................................  $     213   $      --    $      --    $     213          0.20
Korea, Republic of.........................      4,864          --          359        4,505          4.22
Latvia.....................................        227          17           90          120          0.11
Lebanon....................................        577          46          380          151          0.14
Lesotho....................................         81          --           23           58          0.05
Liberia....................................        136          --           --          136          0.13
Lithuania..................................        263           4          145          114          0.11
Macedonia, former Yugoslav Republic of.....        135          33           18           84          0.08
Madagascar.................................          2          --           --            2             *
Malawi.....................................         34          --           --           34          0.03
Malaysia...................................        848          --           97          751          0.70
Mauritania.................................          6          --           --            6          0.01
Mauritius..................................        165          --           54          111          0.10
Mexico.....................................     14,136         545        2,235       11,356         10.63
Moldova....................................        249          12          102          135          0.13
Morocco....................................      4,168          79          818        3,271          3.06
Nicaragua..................................         24          --           --           24          0.02
Nigeria....................................      2,626          --          253        2,373          2.22
Oman.......................................         13          --           --           13          0.01
Pakistan...................................      3,782          --          736        3,046          2.85
Panama.....................................        342          50           83          209          0.20
Papua New Guinea...........................        327          --           58          269          0.25
Paraguay...................................        391          40          208          143          0.13
Peru.......................................      2,827          23          884        1,920          1.80
Philippines................................      5,289         114          996        4,179          3.91
Poland.....................................      3,127         502          546        2,079          1.95
Portugal...................................         14          --           --           14          0.01
Romania....................................      2,499          95        1,099        1,305          1.22
Russian Federation.........................      9,263         344        3,866        5,053          4.73
St. Kitts and Nevis........................          4          --            3            1             *
St. Lucia..................................         10          --            6            4             *
St. Vincent and the Grenadines.............          2          --            2           --            --
Senegal....................................         14          --           --           14          0.01
Seychelles.................................          6          --            2            4             *
Sierra Leone...............................          2          --           --            2             *
Slovak Republic............................        250          --           23          227          0.21
Slovenia...................................        194          42           12          140          0.13
South Africa...............................         46          46           --           --            --
Sri Lanka..................................         31          --           --           31          0.03
Sudan......................................          6          --           --            6          0.01
Swaziland..................................         35          --           25           10          0.01
Syrian Arab Republic.......................         85          --           --           85          0.08
Tanzania...................................         34          --           --           34          0.03
Thailand...................................      2,674          --          946        1,728          1.62
Trinidad and Tobago........................        149          --           74           75          0.07

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
December 31, 1997 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           LOANS     UNDISBURSED                PERCENTAGE
                                                         APPROVED    BALANCE OF                  OF TOTAL
                                               TOTAL    BUT NOT YET   EFFECTIVE      LOANS         LOANS
BORROWER OR GUARANTOR                          LOANS    EFFECTIVE(1)  LOANS(2)    OUTSTANDING   OUTSTANDING
-------------------------------------------  ---------  -----------  -----------  -----------  -------------
Tunisia....................................  $   2,097   $     158    $     505    $   1,434          1.34
Turkey.....................................      4,672          20        1,065        3,587          3.36
Turkmenistan...............................         89          --           83            6          0.01
Ukraine....................................      1,884           3          770        1,111          1.04
Uruguay....................................        663          76          194          393          0.37
Uzbekistan.................................        297          --          142          155          0.15
Venezuela..................................      1,874          28          633        1,213          1.14
Yugoslavia, Federal Republic of (Serbia/
  Montenegro)(3)...........................      1,112          --           --        1,112          1.04
Zambia.....................................         62          --           --           62          0.06
Zimbabwe...................................        573          --          100          473          0.44
                                             ---------  -----------  -----------  -----------       ------
Subtotal(5)................................    154,212       7,165       40,717      106,330         99.51
Caribbean Development Bank(4)..............         35          --           27            8          0.01
International Finance Corporation..........        713          --          196          517          0.48
                                             ---------  -----------  -----------  -----------       ------
Total--December 31, 1997(5)................  $ 154,960   $   7,165    $  40,940    $ 106,855        100.00
                                             ---------  -----------  -----------  -----------       ------
                                             ---------  -----------  -----------  -----------       ------
Total--June 30, 1997.......................  $ 157,381   $   9,027    $  42,549    $ 105,805
                                             ---------  -----------  -----------  -----------
                                             ---------  -----------  -----------  -----------

*   Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

1. Loans totaling $4,432 million ($6,417 million--June 30, 1997) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $2,733 million ($2,610 million--June 30, 1997) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

2. Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $1,495 million ($1,937 million-- June 30, 1997).

3.  See Notes to Financial Statements--Notes A and C.

4. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, who are severally liable as guarantors to the extent of subloans made in their territories.

5.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Statement of Subscriptions to
Capital Stock and Voting Power
December 31, 1997 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               SUBSCRIPTIONS                               VOTING POWER
                                       -------------------------------------------------------------  ----------------------
                                                                                           AMOUNTS
                                                  PERCENTAGE                               SUBJECT     NUMBER    PERCENTAGE
                                                      OF          TOTAL       AMOUNTS        TO          OF          OF
MEMBER                                  SHARES       TOTAL       AMOUNTS    PAID IN(1)    CALL(1,2)     VOTES       TOTAL
-------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------  -----------
Afghanistan..........................        300        0.02    $    36.2    $     3.6    $    32.6         550        0.03
Albania..............................        830        0.05        100.1          3.6         96.5       1,080        0.07
Algeria..............................      9,252        0.60      1,116.1         67.1      1,049.0       9,502        0.60
Angola...............................      2,676        0.17        322.8         17.5        305.4       2,926        0.18
Antigua and Barbuda..................        520        0.03         62.7          1.3         61.5         770        0.05
Argentina............................     17,911        1.16      2,160.7        132.2      2,028.4      18,161        1.14
Armenia..............................      1,139        0.07        137.4          5.9        131.5       1,389        0.09
Australia............................     24,464        1.58      2,951.2        181.8      2,769.5      24,714        1.55
Austria..............................     11,063        0.72      1,334.6         80.7      1,253.9      11,313        0.71
Azerbaijan...........................      1,646        0.11        198.6          9.7        188.8       1,896        0.12
Bahamas, The.........................      1,071        0.07        129.2          5.4        123.8       1,321        0.08
Bahrain..............................      1,103        0.07        133.1          5.7        127.4       1,353        0.09
Bangladesh...........................      4,854        0.31        585.6         33.9        551.6       5,104        0.32
Barbados.............................        948        0.06        114.4          4.5        109.9       1,198        0.08
Belarus..............................      3,323        0.22        400.9         22.3        378.5       3,573        0.22
Belgium..............................     28,983        1.88      3,496.4        215.8      3,280.6      29,233        1.84
Belize...............................        586        0.04         70.7          1.8         68.9         836        0.05
Benin................................        868        0.06        104.7          3.9        100.8       1,118        0.07
Bhutan...............................        479        0.03         57.8          1.0         56.8         729        0.05
Bolivia..............................      1,785        0.12        215.3         10.8        204.5       2,035        0.13
Bosnia and Herzegovina...............        549        0.04         66.2          5.8         60.4         799        0.05
Botswana.............................        615        0.04         74.2          2.0         72.2         865        0.05
Brazil...............................     24,946        1.61      3,009.4        185.1      2,824.2      25,196        1.58
Brunei Darussalam....................      2,373        0.15        286.3         15.2        271.1       2,623        0.16
Bulgaria.............................      5,215        0.34        629.1         36.5        592.6       5,465        0.34
Burkina Faso.........................        868        0.06        104.7          3.9        100.8       1,118        0.07
Burundi..............................        716        0.05         86.4          3.0         83.4         966        0.06
Cambodia.............................        214        0.01         25.8          2.6         23.2         464        0.03
Cameroon.............................      1,527        0.10        184.2          9.0        175.2       1,777        0.11
Canada...............................     44,795        2.90      5,403.8        334.9      5,068.9      45,045        2.83
Cape Verde...........................        508        0.03         61.3          1.2         60.1         758        0.05
Central African Republic.............        862        0.06        104.0          3.9        100.1       1,112        0.07
Chad.................................        862        0.06        104.0          3.9        100.1       1,112        0.07
Chile................................      6,931        0.45        836.1         49.6        786.6       7,181        0.45
China................................     44,799        2.90      5,404.3        335.0      5,069.3      45,049        2.83
Colombia.............................      6,352        0.41        766.3         45.2        721.1       6,602        0.42
Comoros..............................        282        0.02         34.0          0.3         33.7         532        0.03
Congo, Democratic Republic of........      2,643        0.17        318.8         25.4        293.5       2,893        0.18
Congo, Republic of...................        927        0.06        111.8          4.3        107.5       1,177        0.07
Costa Rica...........................        233        0.02         28.1          1.9         26.2         483        0.03
Cote d'Ivoire........................      2,516        0.16        303.5         16.4        287.1       2,766        0.17
Croatia..............................      2,293        0.15        276.6         17.3        259.3       2,543        0.16
Cyprus...............................      1,461        0.09        176.2          8.4        167.9       1,711        0.11
Czech Republic.......................      6,308        0.41        761.0         45.9        715.0       6,558        0.41
Denmark..............................     10,251        0.66      1,236.6         74.6      1,162.0      10,501        0.66
Djibouti.............................        559        0.04         67.4          1.6         65.9         809        0.05
Dominica.............................        504        0.03         60.8          1.1         59.7         754        0.05
Dominican Republic...................      2,092        0.14        252.4         13.1        239.3       2,342        0.15

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
December 31, 1997 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               SUBSCRIPTIONS                               VOTING POWER
                                       -------------------------------------------------------------  ----------------------
                                                                                           AMOUNTS
                                                  PERCENTAGE                               SUBJECT     NUMBER    PERCENTAGE
                                                      OF          TOTAL       AMOUNTS        TO          OF          OF
MEMBER                                  SHARES       TOTAL       AMOUNTS    PAID IN(1)    CALL(1,2)     VOTES       TOTAL
-------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------  -----------
Ecuador..............................      2,771        0.18    $   334.3    $    18.2    $   316.1       3,021        0.19
Egypt, Arab Republic of..............      7,108        0.46        857.5         50.9        806.6       7,358        0.46
El Salvador..........................        141        0.01         17.0          1.7         15.3         391        0.02
Equatorial Guinea....................        715        0.05         86.3          2.7         83.5         965        0.06
Eritrea..............................        593        0.04         71.5          1.8         69.7         843        0.05
Estonia..............................        923        0.06        111.3          4.3        107.1       1,173        0.07
Ethiopia.............................        978        0.06        118.0          4.7        113.3       1,228        0.08
Fiji.................................        987        0.06        119.1          4.8        114.3       1,237        0.08
Finland..............................      8,560        0.55      1,032.6         61.9        970.8       8,810        0.55
France...............................     69,397        4.49      8,371.7        520.4      7,851.3      69,647        4.38
Gabon................................        987        0.06        119.1          5.1        113.9       1,237        0.08
Gambia, The..........................        543        0.04         65.5          1.5         64.0         793        0.05
Georgia..............................      1,584        0.10        191.1          9.3        181.8       1,834        0.12
Germany..............................     72,399        4.68      8,733.9        542.9      8,190.9      72,649        4.57
Ghana................................      1,525        0.10        184.0         12.7        171.2       1,775        0.11
Greece...............................      1,684        0.11        203.1         14.1        189.1       1,934        0.12
Grenada..............................        531        0.03         64.1          1.4         62.7         781        0.05
Guatemala............................      2,001        0.13        241.4         12.4        229.0       2,251        0.14
Guinea...............................      1,292        0.08        155.9          7.1        148.8       1,542        0.10
Guinea-Bissau........................        540        0.03         65.1          1.4         63.7         790        0.05
Guyana...............................      1,058        0.07        127.6          5.3        122.3       1,308        0.08
Haiti................................      1,067        0.07        128.7          5.4        123.3       1,317        0.08
Honduras.............................        641        0.04         77.3          2.3         75.0         891        0.06
Hungary..............................      8,050        0.52        971.1         58.0        913.1       8,300        0.52
Iceland..............................      1,258        0.08        151.8          6.8        144.9       1,508        0.09
India................................     44,795        2.90      5,403.8        333.7      5,070.1      45,045        2.83
Indonesia............................     14,981        0.97      1,807.2        110.3      1,697.0      15,231        0.96
Iran, Islamic Republic of............     23,686        1.53      2,857.4        175.8      2,681.5      23,936        1.50
Iraq.................................      2,808        0.18        338.7         27.1        311.6       3,058        0.19
Ireland..............................      5,271        0.34        635.9         37.1        598.8       5,521        0.35
Israel...............................      4,750        0.31        573.0         33.2        539.8       5,000        0.31
Italy................................     44,795        2.90      5,403.8        334.8      5,069.0      45,045        2.83
Jamaica..............................      2,578        0.17        311.0         16.8        294.2       2,828        0.18
Japan................................    127,000        8.22     15,320.6        944.0     14,376.7     127,250        8.00
Jordan...............................      1,388        0.09        167.4          7.8        159.6       1,638        0.10
Kazakhstan...........................      2,985        0.19        360.1         19.8        340.3       3,235        0.20
Kenya................................      2,461        0.16        296.9         15.9        281.0       2,711        0.17
Kiribati.............................        465        0.03         56.1          0.9         55.2         715        0.04
Korea, Republic of...................      9,372        0.61      1,130.6         67.9      1,062.7       9,622        0.60
Kuwait...............................     13,280        0.86      1,602.0         97.4      1,504.6      13,530        0.85
Kyrgyz Republic......................      1,107        0.07        133.5          5.7        127.9       1,357        0.09
Lao People's Democratic Republic.....        178        0.01         21.5          1.5         20.0         428        0.03
Latvia...............................      1,384        0.09        167.0          7.8        159.2       1,634        0.10
Lebanon..............................        340        0.02         41.0          1.1         39.9         590        0.04
Lesotho..............................        663        0.04         80.0          2.3         77.6         913        0.06
Liberia..............................        463        0.03         55.9          2.6         53.3         713        0.04
Libya................................      7,840        0.51        945.8         57.0        888.8       8,090        0.51
Lithuania............................      1,507        0.10        181.8          8.7        173.1       1,757        0.11

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
December 31, 1997 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               SUBSCRIPTIONS                               VOTING POWER
                                       -------------------------------------------------------------  ----------------------
                                                                                           AMOUNTS
                                                  PERCENTAGE                               SUBJECT     NUMBER    PERCENTAGE
                                                      OF          TOTAL       AMOUNTS        TO          OF          OF
MEMBER                                  SHARES       TOTAL       AMOUNTS    PAID IN(1)    CALL(1,2)     VOTES       TOTAL
-------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------  -----------
Luxembourg...........................      1,652        0.11    $   199.3    $     9.8    $   189.5       1,902        0.12
Macedonia, former Yugoslav Republic
  of.................................        427        0.03         51.5          3.2         48.3         677        0.04
Madagascar...........................      1,422        0.09        171.5          8.1        163.5       1,672        0.11
Malawi...............................      1,094        0.07        132.0          5.6        126.4       1,344        0.08
Malaysia.............................      8,244        0.53        994.5         59.5        935.0       8,494        0.53
Maldives.............................        469        0.03         56.6          0.9         55.7         719        0.05
Mali.................................      1,162        0.08        140.2          6.1        134.1       1,412        0.09
Malta................................      1,074        0.07        129.6          5.4        124.1       1,324        0.08
Marshall Islands.....................        469        0.03         56.6          0.9         55.7         719        0.05
Mauritania...........................        900        0.06        108.6          4.1        104.4       1,150        0.07
Mauritius............................      1,242        0.08        149.8          6.7        143.1       1,492        0.09
Mexico...............................     18,804        1.22      2,268.4        139.0      2,129.4      19,054        1.20
Micronesia, Federated States of......        479        0.03         57.8          1.0         56.8         729        0.05
Moldova..............................      1,368        0.09        165.0          7.6        157.4       1,618        0.10
Mongolia.............................        466        0.03         56.2          2.3         53.9         716        0.05
Morocco..............................      4,973        0.32        599.9         34.8        565.1       5,223        0.33
Mozambique...........................        930        0.06        112.2          4.8        107.4       1,180        0.07
Myanmar..............................      2,484        0.16        299.7         16.1        283.6       2,734        0.17
Namibia..............................      1,523        0.10        183.7          8.8        174.9       1,773        0.11
Nepal................................        968        0.06        116.8          4.6        112.1       1,218        0.08
Netherlands..........................     35,503        2.30      4,282.9        264.8      4,018.1      35,753        2.25
New Zealand..........................      7,236        0.47        872.9         51.9        821.0       7,486        0.47
Nicaragua............................        608        0.04         73.3          2.1         71.3         858        0.05
Niger................................        852        0.06        102.8          3.8         99.0       1,102        0.07
Nigeria..............................     12,655        0.82      1,526.6         92.7      1,433.9      12,905        0.81
Norway...............................      9,982        0.65      1,204.2         72.6      1,131.6      10,232        0.64
Oman.................................      1,561        0.10        188.3          9.1        179.2       1,811        0.11
Pakistan.............................      9,339        0.60      1,126.6         67.8      1,058.9       9,589        0.60
Palau, Republic of...................         16        0.00          1.9          0.2          1.8         266        0.02
Panama...............................        385        0.02         46.4          3.2         43.2         635        0.04
Papua New Guinea.....................      1,294        0.08        156.1          7.1        149.0       1,544        0.10
Paraguay.............................      1,229        0.08        148.3          6.6        141.6       1,479        0.09
Peru.................................      5,331        0.34        643.1         37.5        605.6       5,581        0.35
Philippines..........................      6,844        0.44        825.6         48.9        776.7       7,094        0.45
Poland...............................     10,908        0.71      1,315.9         79.6      1,236.3      11,158        0.70
Portugal.............................      5,460        0.35        658.7         38.5        620.2       5,710        0.36
Qatar................................      1,096        0.07        132.2          9.0        123.3       1,346        0.08
Romania..............................      4,011        0.26        483.9         30.5        453.4       4,261        0.27
Russian Federation...................     44,795        2.90      5,403.8        333.9      5,070.0      45,045        2.83
Rwanda...............................      1,046        0.07        126.2          5.2        120.9       1,296        0.08
St. Kitts and Nevis..................        275        0.02         33.2          0.3         32.9         525        0.03
St. Lucia............................        552        0.04         66.6          1.5         65.1         802        0.05
St. Vincent and the Grenadines.......        278        0.02         33.5          0.3         33.2         528        0.03
Samoa................................        531        0.03         64.1          1.4         62.7         781        0.05
Sao Tome and Principe................        495        0.03         59.7          1.1         58.6         745        0.05
Saudi Arabia.........................     44,795        2.90      5,403.8        335.0      5,068.9      45,045        2.83
Senegal..............................      2,072        0.13        250.0         13.0        237.0       2,322        0.15
Seychelles...........................        263        0.02         31.7          0.2         31.6         513        0.03

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
December 31, 1997 (Unaudited)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               SUBSCRIPTIONS                               VOTING POWER
                                       -------------------------------------------------------------  ----------------------
                                                                                           AMOUNTS
                                                  PERCENTAGE                               SUBJECT     NUMBER    PERCENTAGE
                                                      OF          TOTAL       AMOUNTS        TO          OF          OF
MEMBER                                  SHARES       TOTAL       AMOUNTS    PAID IN(1)    CALL(1,2)     VOTES       TOTAL
-------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------  -----------
Sierra Leone.........................        718        0.05    $    86.6    $     3.0    $    83.6         968        0.06
Singapore............................        320        0.02         38.6          3.9         34.7         570        0.04
Slovak Republic......................      3,216        0.21        388.0         23.0        365.0       3,466        0.22
Slovenia.............................      1,261        0.08        152.1          9.5        142.6       1,511        0.09
Solomon Islands......................        513        0.03         61.9          1.2         60.7         763        0.05
Somalia..............................        552        0.04         66.6          3.3         63.3         802        0.05
South Africa.........................     13,462        0.87      1,624.0         98.8      1,525.2      13,712        0.86
Spain................................     23,686        1.53      2,857.4        175.6      2,681.7      23,936        1.50
Sri Lanka............................      3,817        0.25        460.5         26.1        434.3       4,067        0.26
Sudan................................        850        0.05        102.5          7.2         95.3       1,100        0.07
Suriname.............................        412        0.03         49.7          2.0         47.7         662        0.04
Swaziland............................        440        0.03         53.1          2.0         51.1         690        0.04
Sweden...............................     14,974        0.97      1,806.4        110.2      1,696.2      15,224        0.96
Switzerland..........................     26,606        1.72      3,209.6        197.2      3,012.4      26,856        1.69
Syrian Arab Republic.................      2,202        0.14        265.6         14.0        251.7       2,452        0.15
Tajikistan...........................      1,060        0.07        127.9          5.3        122.5       1,310        0.08
Tanzania.............................      1,295        0.08        156.2         10.0        146.2       1,545        0.10
Thailand.............................      6,349        0.41        765.9         45.2        720.7       6,599        0.41
Togo.................................      1,105        0.07        133.3          5.7        127.6       1,355        0.09
Tonga................................        494        0.03         59.6          1.1         58.5         744        0.05
Trinidad and Tobago..................      2,664        0.17        321.4         17.6        303.7       2,914        0.18
Tunisia..............................        719        0.05         86.7          5.7         81.1         969        0.06
Turkey...............................      7,379        0.48        890.2         52.9        837.2       7,629        0.48
Turkmenistan.........................        526        0.03         63.5          2.9         60.5         776        0.05
Uganda...............................        617        0.04         74.4          4.4         70.1         867        0.05
Ukraine..............................     10,908        0.71      1,315.9         79.3      1,236.6      11,158        0.70
United Arab Emirates.................      2,385        0.15        287.7         22.6        265.1       2,635        0.17
United Kingdom.......................     69,397        4.49      8,371.7        539.5      7,832.2      69,647        4.38
United States........................    264,969       17.15     31,964.5      1,998.4     29,966.2     265,219       16.67
Uruguay..............................      2,812        0.18        339.2         18.6        320.7       3,062        0.19
Uzbekistan...........................      2,493        0.16        300.7         16.1        284.7       2,743        0.17
Vanuatu..............................        586        0.04         70.7          1.8         68.9         836        0.05
Venezuela............................     20,361        1.32      2,456.2        150.8      2,305.5      20,611        1.30
Vietnam..............................        968        0.06        116.8          8.1        108.7       1,218        0.08
Yemen, Republic of...................      2,212        0.14        266.8         14.0        252.8       2,462        0.15
Zambia...............................      2,810        0.18        339.0         20.0        319.0       3,060        0.19
Zimbabwe.............................      3,325        0.22        401.1         22.4        378.7       3,575        0.22
                                       ---------  -----------  -----------  -----------  -----------  ---------  -----------
Total--December 31, 1997(2)..........  1,545,457      100.00    $ 186,436    $  11,288    $ 175,148   1,590,707      100.00
                                       ---------  -----------  -----------  -----------  -----------  ---------  -----------
                                       ---------  -----------  -----------  -----------  -----------  ---------  -----------
Total--June 30, 1997.................  1,512,211      100.00    $ 182,426    $  11,048    $ 171,378   1,557,211
                                       ---------  -----------  -----------  -----------  -----------  ---------
                                       ---------  -----------  -----------  -----------  -----------  ---------

NOTES

(1) See Notes to Financial Statements--Note A.

(2) May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic pension cost and the present value of obligations under the Staff Retirement and Retired Staff Benefits Plans.

In 1996 the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 125, entitled "Accounting for Transfers of Assets and Servicing of Financial Assets and Extinguishments of Liabilities", which requires new accounting and reporting standards for transfers of assets, securitizations, collateral, and servicing of receivables and other financial assets, and extinguishments of liabilities. While the standard was effective for fiscal year 1997, the provisions which would impact IBRD relating to transfers involving repurchase/resale agreements, collateral agreements and securities lending for transfers of financial assets are effective for such transfers from January 1, 1998. The adoption of this standard is expected to have no material impact on IBRD's financial statements.

Certain reclassifications of the prior year's information have been made to conform to the current period's presentation.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange-rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates at the end of the period. Income and expenses are translated at the market exchange rates on the dates on which they are recognized or at average market exchange rates in effect during each month. Translation adjustments are charged or credited to Equity.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value, at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net maintenance of value amounts relating to restricted currencies out on loan are included in Deferred Amounts to Maintain Value of Currency Holdings and shown as a component of Equity since maintenance of value becomes effective only as such currencies are repaid to IBRD.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (the Plan) and the Plan's accounting expenses for the fiscal year 1997. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the Plan.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, components of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations in various currencies determined on the basis of a currency pooling system, which is designed to equalize exchange-rate risks among borrowers. IBRD also offers single currency loans. Except for certain loans which were converted to the currency pooling system, loans negotiated prior to July 1980 and all single currency loans are repayable in the currencies disbursed.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows discounted at the loan's contractual interest rate. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or credit to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans in making the required assessment.

INVESTMENTS: Investment securities are classified based on IBRD management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are included in the Held-to-maturity portfolio and reported at amortized cost. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrecognized gains and losses for financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps, and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS: Securities purchased under resale agreements and securities sold under repurchase agreements are recorded at historical cost.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to create synthetic debt instruments to take advantage of cost saving opportunities across capital markets and lower its funding costs, to delink the time at which its borrowing costs are fixed from the timing of the actual market borrowings, and to establish an appropriate match between the currency and interest rate characteristics of its assets and liabilities. These instruments include currency and interest rate swaps, swap spread-locks, foreign exchange forwards, exchange-traded futures, options and deferred and anticipatory rate setting contracts. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Upon termination, the change in the derivative's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated derivative's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument and accordingly in the determination of net income. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item.

FAIR VALUE DISCLOSURES: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES AND MEMBERSHIP

CAPITAL STOCK: At December 31, 1997, IBRD's capital comprised 1,558,478 (1,558,478--June 30, 1997) authorized shares, of which 1,545,457
(1,512,211--June 30, 1997) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,288 million ($11,048 million--June 30, 1997) has been paid in, and the remaining $175,148 million ($171,378 million--June 30, 1997) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans. As to $149,149 million ($145,940 million--June 30, 1997) the restriction on calls is imposed by the Articles of Agreement and as to $25,999 million ($25,438 million--June 30, 1997) by resolutions of the Board of Governors.

RESTRICTED CURRENCIES: The portion of capital subscriptions paid in to IBRD is divided into two parts: (1) $1,129 million ($1,105 million--June 30, 1997) initially paid in gold or U.S. dollars and (2) $10,159 million ($9,943 million--June 30, 1997) paid in cash or noninterest-bearing demand obligations denominated

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

either in the currencies of the respective members or in U.S. dollars. The amounts mentioned in (1) above, and (i) $778 million ($777 million--June 30, 1997) which were repurchased by members with U.S. dollars, and (ii) $453 million ($435 million--June 30, 1997) which were the proceeds from encashments of U.S. dollar-denominated notes which are included in the amounts mentioned in (2) above, are freely usable by IBRD in any of its operations. The portion of the amounts paid in U.S. dollar-denominated notes are encashed by IBRD in accordance with the schedules agreed between the members and IBRD. The remaining amounts paid in the currencies of the members, referred to as restricted currencies, are usable by IBRD in its lending operations only with the consent of the respective members, and for administrative expenses. The equivalent of $5,104 million ($5,299 million--June 30, 1997) has been used for lending purposes, with such consent.

MEMBERSHIP: In February 1993 IBRD's Executive Directors decided that the SFRY had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, Croatia, Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities and related financial instruments with off-balance sheet risk including futures, forward contracts, currency swaps, cross-currency interest rate swaps, options and short sales.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations. IBRD can only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD can only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust. IBRD can only invest in such securities with a AAA credit rating.

FUTURES AND FORWARDS: Futures and forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Futures contracts are traded on regulated United States and international exchanges. IBRD generally closes out most open positions in futures contracts prior to

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. Futures contracts generally entail daily settlement of the net cash margin.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option. IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts.

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS:Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

SHORT SALES: Short sales are sales of securities not held in IBRD's portfolio at the time of the sale. IBRD must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

CURRENCY SWAPS: Currency swaps are privately negotiated agreements between two parties to exchange cashflows denominated in different currencies at one or more certain times in the future. The cashflows are based on a predetermined formula reflecting fixed rates of interest and an exchange of principal.

CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cashflows reflects a fixed rate of interest and the other reflects a floating rate of interest.

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
---------------------------------------------------------

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at December 31, 1997 and June 30, 1997 is as follows:

                                   IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------------------------------------------------------------------------------------------
                                DEUTSCHE MARK                                      OTHER           ALL
                                                JAPANESE YEN    U.S. DOLLARS    CURRENCIES      CURRENCIES
                                -------------  --------------  --------------  -------------  --------------
                                 DEC.   JUN.    DEC.    JUN.    DEC.    JUN.    DEC.   JUN.    DEC.    JUN.
                                 1997   1997    1997    1997    1997    1997    1997   1997    1997    1997
                                ------  -----  ------  ------  ------  ------  ------  -----  ------  ------
TRADING:
  Government and agency
    obligations:
    Carrying value............     904    642   1,893      --   1,227   2,873   2,035     20   6,059   3,535
    Average balance during
      fiscal year to date.....     757    429     594     324   2,168   2,237     999    182   4,518   3,172
    Net gains (losses) for the
      fiscal year to date.....      (4)    (2)     (5)     (2)     27     (13)     (*)    10      18      (7)
    Average yield (%).........    3.50   3.22    0.65      --    5.77    5.92    6.32   3.52    4.01    5.40
    Average maturity
      (years).................    3.28   2.03    2.11      --    2.72    5.35    3.04   0.19    2.71    4.71
  Time deposits:
    Carrying value............   1,813  1,311   2,851   3,569   4,932   7,664   1,424  1,149  11,020  13,693
    Average balance during
      fiscal year to date.....   1,986    578   3,738   2,126   6,737   6,847   1,602  1,055  14,063  10,606
    Net gains (losses) for the
      fiscal year to date           --     --      --      --      --      --      --     --      --      --
    Average yield (%).........    3.59   3.11    0.44    0.49    6.20    5.91    2.84   3.76    3.67    4.05
    Average maturity
      (years).................    0.09   0.23    0.10    0.20    0.11    0.13    0.10   0.17    0.10    0.16
  Asset-backed securities:
    Carrying value............      --     --      --      --     393      --      --     --     393      --
    Average balance during
      fiscal year to date           --     --      --      --     216      --      --     --     216      --
    Net gains (losses) for the
      fiscal year to date           --     --      --      --      (*)     --      --     --      (*)     --
    Average yield (%)               --     --      --      --    5.96      --      --     --    5.96      --
    Average maturity (years)        --     --      --      --    3.54      --      --     --    3.54      --
  Futures and forwards:
    Carrying value............       2      1       *       *      --      --       5     --       7       1
    Average balance during
      fiscal year to date.....       1      1       *       2      --      --       3      *       4       3
    Net gains (losses) for the
      fiscal year to date.....      (1)    (*)     (*)      1     (29)     11       4      *     (27)     12
  Options:
    Carrying value............      --     --       *       *      --       *      --     --       *       *
    Average balance during
      fiscal year to date.....      --     --       *       *       *       *      (*)     *       *       *
    Net gains (losses) for the
      fiscal year to date(a)..      --     (*)     (*)     (*)     (*)     (1)     --      *      (*)     (1)
TOTAL TRADING INVESTMENTS**
  Carrying value..............   2,719  1,954   4,744   3,569   6,552  10,537   3,464  1,169  17,479  17,229
  Average balance during
    fiscal year to date.......   2,744  1,008   4,333   2,452   9,121   9,084   2,603  1,237  18,801  13,781
  Net gains (losses) for the
    fiscal year to date(a)....      (5)    (2)     (5)     (*)     (2)     (3)      3     10      (9)      4
REPURCHASE AGREEMENTS AND
  SECURITIES LOANS:
  Carrying value..............    (164)    --      --      --    (262)   (294)   (164)    --    (590)   (294)
  Average balance during
    fiscal year to date.......     (65)   (34)     --      --    (505)   (716)    (58)   (80)   (628)   (830)
  Average yield (%)...........    3.65     --      --      --    5.43    5.73    6.62     --    5.27    5.73
  Average maturity (years)....    0.06     --      --      --    0.08    0.02    0.02     --    0.06    0.02
RESALE AGREEMENTS:
  Carrying value..............     127      2      --      --      --      95      35     --     162      97
  Average balance during
    fiscal year to date.......     113    305      --      --     653     721      20     92     786   1,118
  Average yield (%)...........    3.46   2.90      --      --      --    5.46    6.88     --    4.20    5.41
  Average maturity (years)....    0.08   0.02      --      --      --    0.06    0.01     --    0.06    0.06
SHORT SALES:(B)
  Carrying value..............     (69)    --      --      --      (*)    (92)    (36)    --    (105)    (92)
  Average balance during
    fiscal year to date.......     (61)   (42)     --      --     (72)   (134)    (17)   (15)   (150)   (191)

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

LIQUID PORTFOLIO (CONTINUED)
IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------------------------------------------------------------------------------------------
NET CURRENCY SWAPS:
  Carrying value..............  (1,484)  (908) (3,106) (3,226)  5,611   4,571    (711)  (560)    310    (123)
  Average balance during
    fiscal year to date.......  (1,651)  (198) (3,474)   (694)  6,318   1,047  (1,058)  (142)    135      13
  Average yield (%)...........    3.48   3.10    0.45    0.48    5.79    5.78    2.34   3.69    3.76    3.55
  Average maturity (years)....    0.13   0.33    0.11    0.21    0.12    0.24    0.09   0.27    0.12    0.24
NET CROSS-CURRENCY INTEREST
  RATE SWAPS:(C)
  Carrying value                    --     --  (1,882)     --   3,681      --  (1,867)    --     (68)     --
  Average balance during
    fiscal year to date.......      --     --    (410)     --   1,176      --    (819)    --     (53)     --
  Net gains (losses) for the
    fiscal year to date(a)          --     --       5      --       1      --       1     --       7      --
  Average yield (%)...........      --     --    0.65      --    5.88      --    6.14     --    4.62      --
  Average maturity (years)....      --     --    2.11      --    2.41      --    2.73     --    2.42      --

--------------------------------------------------------------------------------

a. Included in Net gains/losses on the trading portfolio in the income statement.

b. Included in Amounts payable for investment securities purchased on the Balance Sheet.

c.  Included in Currency Swaps--Trading on the Balance Sheet.

*   Less than $0.5 million;

**  May differ from the sum of individual figures due to rounding.

HELD-TO-MATURITY PORTFOLIO: The carrying and fair values of investment securities in the Held-to-maturity portfolio at December 31, 1997 and June 30, 1997 are as follows:

IN MILLIONS
------------------------------------------------------------------------------------------------------------

                                                                        DECEMBER 31
                                               -------------------------------------------------------------
                                                              AVERAGE       GROSS        GROSS
                                                CARRYING       YIELD     UNREALIZED   UNREALIZED     FAIR
                                                  VALUE         (%)         GAINS       LOSSES       VALUE
                                               -----------  -----------  -----------  -----------  ---------
Government and agency obligations............   $   1,144         8.74    $     156    $      --   $   1,300
Time deposits................................         123         7.31           --           --         123
                                               -----------         ---        -----        -----   ---------
Total........................................   $   1,267         8.61    $     156    $      --   $   1,423
                                               -----------         ---        -----        -----   ---------
                                               -----------         ---        -----        -----   ---------
------------------------------------------------------------------------------------------------------------

IN MILLIONS
------------------------------------------------------------------------------------------------------------
                                                                          JUNE 30
                                               -------------------------------------------------------------
                                                              AVERAGE       GROSS        GROSS
                                                CARRYING       YIELD     UNREALIZED   UNREALIZED     FAIR
                                                  VALUE         (%)         GAINS       LOSSES       VALUE
                                               -----------  -----------  -----------  -----------  ---------
Government and agency obligations............   $   1,140         8.74    $     110    $      --   $   1,250
Time deposits................................         139         6.38           --           --         139
                                               -----------         ---        -----        -----   ---------
Total........................................   $   1,279         8.49    $     110    $      --   $   1,389
                                               -----------         ---        -----        -----   ---------
                                               -----------         ---        -----        -----   ---------
------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
---------------------------------------------------------

At December 31, 1997 and June 30, 1997, the Held-to-maturity portfolio comprised investments in pounds sterling only. The annualized rate of return on average investments in the Held-to-maturity portfolio held during the six months ended December 31, 1997 was 8.45 percent (8.28 percent--December 31, 1996 and 8.31 percent--June 30, 1997).

The expected maturities of investment securities in the Held-to-maturity portfolio at December 31, 1997 and June 30, 1997 are summarized below:

IN MILLIONS
-------------------------------------------------------------------------------------------------------

                                                                                DECEMBER 31
                                                                    -----------------------------------
                                                                                                NET
                                                                     CARRYING      FAIR     UNREALIZED
                                                                       VALUE       VALUE       GAINS
                                                                    -----------  ---------  -----------
January 1, 1998 through December 31, 1998.........................   $     219   $     220   $       1
January 1, 1999 through December 31, 2002.........................          75          78           3
January 1, 2003 through December 31, 2007.........................         836         958         122
Thereafter........................................................         137         167          30
                                                                    -----------  ---------       -----
Total.............................................................   $   1,267   $   1,423   $     156
                                                                    -----------  ---------       -----
                                                                    -----------  ---------       -----
-------------------------------------------------------------------------------------------------------
IN MILLIONS
-------------------------------------------------------------------------------------------------------
                                                                                  JUNE 30
                                                                    -----------------------------------
                                                                                                NET
                                                                     CARRYING      FAIR     UNREALIZED
                                                                       VALUE       VALUE       GAINS
                                                                    -----------  ---------  -----------
July 1, 1997 through June 30, 1998................................   $     139   $     139   $      --
July 1, 1998 through June 30, 2002................................         172         177           5
July 1, 2002 through June 30, 2007................................         255         277          22
Thereafter........................................................         713         796          83
                                                                    -----------  ---------       -----
Total.............................................................   $   1,279   $   1,389   $     110
                                                                    -----------  ---------       -----
                                                                    -----------  ---------       -----
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
---------------------------------------------------------

NOTE C--LOANS, COFINANCING AND GUARANTEES

MULTICURRENCY LOANS

FIXED RATE LOANS: On loans negotiated prior to July 1982 IBRD charges interest at fixed rates.

ADJUSTABLE RATE LOANS: In 1982 IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a 50 basis point spread, resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

SINGLE CURRENCY LOANS

FIXED RATE LOANS: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans (PIBOR-based for French franc denominated loans) applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the rate fixing date, plus a total spread consisting of (a) IBRD's funding cost margin for these loans, (b) a risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a spread of 50 basis points.

LIBOR-BASED LOANS: IBRD introduced LIBOR-based single currency loans in 1993. The rates charged on LIBOR-based single currency loans are a direct pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of
(a) IBRD's average funding cost margin for these loans and (b) a spread of 50 basis points.

In December 1997 IBRD approved and disbursed a LIBOR-based single currency loan for $3,000 million. This loan carries an interest rate based on U.S. dollar six-month LIBOR plus a fixed spread of 100 basis points, and has a loan origination fee comprising 2 percent of the principal amount of the loan payable on effectiveness, 1 percent of the principal amount payable one year after effectiveness and 1/2 of 1 percent of the principal amount payable two years after effectiveness.

LOAN CONVERSION OPTIONS

Since September 1996 IBRD has offered its borrowers the option to convert undisbursed amounts on existing multicurrency pool loans, for which the invitation to negotiate was issued prior to September 1, 1996, to single currency loan terms. At December 31, 1997, $14,531 million of undisbursed multicurrency pool loans had been converted to single currency loan terms, and $25 million remained to be converted at that date. Borrowers also have the option to convert disbursed multicurrency pool loan amounts (and undisbursed amounts not converted to single currency loan terms) on existing multicurrency pool loans, for which the invitation to negotiate was issued prior to September 1, 1996, to new single currency pool terms. Borrowers selecting single currency pool terms have a choice of four different pools (U.S. dollars, Japanese yen, Deutsche mark or Swiss francs). Each single currency pool is a multicurrency pool at inception, but will be adjusted to reach a level of at least 90 percent in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. The rates that will be charged on single currency pool loans

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
will be variable based on the average cost of outstanding borrowings allocated to fund loans in each individual single currency pool plus a 50 basis point spread. The first date for conversions to single currency pool terms was July 1, 1997. The remaining conversion dates are January 1, 1998 and July 1, 1998, depending upon the date the conversion request is approved by IBRD. At December 31, 1997, borrowers had requested that $19,388 million of outstanding multicurrency pool loan amounts and $140 million of undisbursed multicurrency pool loan amounts be converted to single currency pool loan terms on January 1, 1998.

WAIVERS OF LOAN INTEREST AND CHARGES

On July 31, 1997, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1998 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1997. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on multicurrency pool loans which a borrower converts from loan interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the six months ended December 31, 1997, the combined effect of these waivers was to reduce Net Income by $122 million ($131 million--December 31, 1996, $259 million--June 30, 1997, $286 million--June 30, 1996, $251 million--June 30,
1995).

Further, on July 31, 1997, the Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1998. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1997. For the six months ended December 31, 1997, the effect of the commitment fee waiver was to reduce Net Income by $109 million ($115 million--December 31, 1996, $226 million--June 30, 1997, $235 million-- June 30, 1996, $233 million--June 30, 1995).

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

A summary of IBRD's outstanding loans by currency and product at December 31, 1997 and June 30, 1997 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------
                                                            DECEMBER 31
                      ----------------------------------------------------------------------------------------
                        MULTICURRENCY     SINGLE CURRENCY
                          LOANS(A)            POOLS(B)          SINGLE CURRENCY LOANS          TOTAL LOANS
                      -----------------   ----------------   ----------------------------   ------------------
                               WEIGHTED           WEIGHTED            WEIGHTED                        WEIGHTED
                               AVERAGE            AVERAGE             AVERAGE    AVERAGE              AVERAGE
                                 RATE               RATE                RATE     MATURITY               RATE
CURRENCY/RATE TYPE    AMOUNT    (%)(C)    AMOUNT   (%)(C)    AMOUNT    (%)(C)    (YEARS)     AMOUNT    (%)(C)
--------------------  -------  --------   ------  --------   -------  --------   --------   --------  --------
Deutsche mark
  Fixed               $ 1,447    8.74     $  17    11.55     $    32    5.94       6.67     $  1,496    8.71
  Adjustable           24,651    6.54     2,178     6.54         212    3.85       7.88       27,041    6.52

Japanese yen
  Fixed                 1,307    8.79        --       --          --      --         --        1,307    8.79
  Adjustable           23,576    6.54        --       --          15    0.70       3.82       23,591    6.53

Netherlands guilders
  Fixed                   117    8.41        --       --          --      --         --          117    8.41
  Adjustable              727    6.54        --       --          --      --         --          727    6.54

Swiss francs
  Fixed                   771    7.95        --       --          --      --         --          771    7.95
  Adjustable            2,233    6.54        --       --          --      --         --        2,233    6.54

U.S. dollars
  Fixed                 1,266    8.65       141    10.86       3,085    6.99       6.36        4,492    7.58
  Adjustable           24,969    6.54     6,638     6.54      11,243    6.25       8.31       42,850    6.46

Others
  Fixed                   125    9.13        --       --         135    6.34       6.68          260    7.68
  Adjustable            1,968    6.54        --       --           2    3.60       7.79        1,970    6.54
                      -------     ---     ------  --------   -------     ---        ---     --------     ---
Loans outstanding
  Fixed                 5,033    8.61       158    10.93       3,252    6.95       6.37        8,443    8.02
  Adjustable           78,124    6.54     8,816     6.54      11,472    6.19       8.29       98,412    6.50
                      -------     ---     ------  --------   -------     ---        ---     --------     ---
Total                 $83,157    6.67     $8,974    6.62     $14,724    6.36       7.87      106,855    6.62
                      -------     ---     ------  --------   -------     ---        ---                  ---
                      -------     ---     ------  --------   -------     ---        ---                  ---
Less accumulated provision for loan losses
                                                                                               3,250
                                                                                            --------
Loans outstanding net of accumulated provision
                                                                                            $103,605
                                                                                            --------
                                                                                            --------
----------------------------------------------------------------------------------------------------

a.  See page 51.
b.  See page 52.
c.  See page 52.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------------------------------------------------------------------------------------------------------------

                                                                                      JUNE 30
                                                      ------------------------------------------------------------------------
                                                      MULTICURRENCY LOANS(A)                                           TOTAL
                                                                                      SINGLE CURRENCY LOANS            LOANS
                                                      ----------------------  -------------------------------------  ---------
                                                                  WEIGHTED                  WEIGHTED      AVERAGE
                                                                   AVERAGE                   AVERAGE     MATURITY
CURRENCY/RATE TYPE                                     AMOUNT    RATE (%)(C)    AMOUNT     RATE (%)(C)    (YEARS)     AMOUNT
----------------------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------
Deutsche mark
  Fixed                                               $   1,937        8.77    $      --           --           --   $   1,937
  Adjustable                                             27,269        6.70           83         3.48         7.07      27,352

Japanese yen
  Fixed                                                   1,954        8.87           --           --           --       1,954
  Adjustable                                             30,154        6.70            5         0.81         3.51      30,159

Netherlands guilders
  Fixed                                                     179        8.42           --           --           --         179
  Adjustable                                              1,155        6.70           --           --           --       1,155

Swiss francs
  Fixed                                                   1,064        8.02           --           --           --       1,064
  Adjustable                                              3,438        6.70           --           --           --       3,438

U. S. dollars
  Fixed                                                   1,578        8.78        2,315         7.03         6.63       3,893
  Adjustable                                             27,848        6.70        4,515         6.01         8.99      32,363

Others
  Fixed                                                     154        9.11          133         6.35         7.17         287
  Adjustable                                              2,020        6.70            4         3.53         7.80       2,024
                                                      ---------         ---   -----------         ---          ---   ---------
Loans outstanding
  Fixed                                                   6,866        8.68        2,448         6.99         6.66       9,314
  Adjustable                                             91,884        6.70        4,607         5.96         8.95      96,491
                                                      ---------         ---   -----------         ---          ---   ---------
Total                                                 $  98,750        6.84    $   7,055         6.32         8.16     105,805
                                                      ---------         ---   -----------         ---          ---
                                                      ---------         ---   -----------         ---          ---
Less accumulated provision for loan losses
                                                                                                                         3,210
                                                                                                                     ---------
Loans outstanding net of accumulated provision
                                                                                                                     $ 102,595
                                                                                                                     ---------
                                                                                                                     ---------
------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------

                                                       WEIGHTED
                                                        AVERAGE
CURRENCY/RATE TYPE                                    RATE (%)(C)
----------------------------------------------------  -----------
Deutsche mark
  Fixed                                                     8.77
  Adjustable                                                6.69
Japanese yen
  Fixed                                                     8.87
  Adjustable                                                6.70
Netherlands guilders
  Fixed                                                     8.42
  Adjustable                                                6.70
Swiss francs
  Fixed                                                     8.02
  Adjustable                                                6.70
U. S. dollars
  Fixed                                                     7.74
  Adjustable                                                6.60
Others
  Fixed                                                     7.83
  Adjustable                                                6.69
                                                             ---
Loans outstanding
  Fixed                                                     8.24
  Adjustable                                                6.66
                                                             ---
Total                                                       6.80
                                                             ---
                                                             ---
Less accumulated provision for loan losses

Loans outstanding net of accumulated provision

----------------------------------------------------

a. AVERAGE MATURITY--MULTICURRENCY LOANS. IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and two Deutsche mark equivalents (consisting of Deutsche mark, Netherlands guilders and Swiss francs). These five major currencies comprise at least 90 percent of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio has been maintained since 1991, and is reviewed periodically. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
    average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

b. AVERAGE MATURITY--SINGLE CURRENCY POOLS. Each single currency pool is a multicurrency at inception, but will be adjusted to reach a level of at least 90% in the designated currency by July 1, 1999 and will be maintained at that level thereafter. The currency composition of these single currency pools is affected by IBRD's management of the selection of repayment currencies to the extent non-designated currencies remaining in these pools are selected for repayment. This varying selection of currencies for repayment precludes the determination of average maturity information for the single currency pools loans by individual currencies. Accordingly, IBRD only discloses the maturity periods for its single currency pool loans on a combined U.S. dollar equivalent basis.

c.  Excludes effects of any waivers of loan interest.

The maturity structure of IBRD's loans at December 31, 1997 and June 30, 1997 is as follows:

IN MILLIONS
--------------------------------------------------------------------------------------------------------------------------

                                                                            DECEMBER 31
                                         ---------------------------------------------------------------------------------
                                          MULTICURRENCY LOANS    SINGLE CURRENCY POOLS      SINGLE CURRENCY
                                                                                                 LOANS           ALL LOANS
                                         ----------------------  ----------------------  ----------------------  ---------
                                RATE
PERIOD                          TYPE:      FIXED    ADJUSTABLE     FIXED    ADJUSTABLE     FIXED    ADJUSTABLE     FIXED
----------------------------     ---     ---------  -----------  ---------  -----------  ---------  -----------  ---------

January 1, 1998 through
  December 31, 1998.........             $   2,127   $   7,979   $     103   $   1,051   $      --   $      31   $   2,230

January 1, 1999 through
  December 31, 2002.........                 2,659      30,951          55       3,839       1,128       1,662       3,842

January 1, 2003 through
  December 31, 2007.........                   242      28,537          --       2,845       1,835       6,898       2,077

Thereafter..................                     5      10,657          --       1,081         289       2,881         294
                                         ---------  -----------  ---------  -----------  ---------  -----------  ---------

Loans outstanding...........             $   5,033   $  78,124   $     158   $   8,816   $   3,252   $  11,472   $   8,443
                                         ---------  -----------  ---------  -----------  ---------  -----------  ---------
                                         ---------  -----------  ---------  -----------  ---------  -----------  ---------
--------------------------------------------------------------------------------------------------------------------------

IN MILLIONS
----------------------------

PERIOD                        ADJUSTABLE     TOTAL
----------------------------  -----------  ----------
January 1, 1998 through
  December 31, 1998.........   $   9,061   $   11,291
January 1, 1999 through
  December 31, 2002.........      36,452       40,294
January 1, 2003 through
  December 31, 2007.........      38,280       40,357
Thereafter..................      14,619       14,913
                              -----------  ----------
Loans outstanding...........   $  98,412   $  106,855
                              -----------  ----------
                              -----------  ----------
----------------------------

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
---------------------------------------------------------

IN MILLIONS
------------------------------------------------------------------------------------------------------------------------------

                                                                                       JUNE 30
                                                        ----------------------------------------------------------------------
                                                         MULTICURRENCY LOANS       SINGLE CURRENCY
                                                                                        LOANS                 ALL LOANS
                                                        ----------------------  ----------------------  ----------------------
                                               RATE
PERIOD                                         TYPE:      FIXED    ADJUSTABLE     FIXED    ADJUSTABLE     FIXED    ADJUSTABLE
-------------------------------------------     ---     ---------  -----------  ---------  -----------  ---------  -----------

July 1, 1997 through
  June 30, 1998............................             $   2,844   $   9,150   $      --   $       4   $   2,844   $   9,154

July 1, 1998 through
  June 30, 2002............................                 3,675      37,141         773         774       4,448      37,915

July 1, 2002 through
  June 30, 2007............................                   335      33,585       1,365       2,283       1,700      35,868

Thereafter.................................                    12      12,008         310       1,546         322      13,554
                                                        ---------  -----------  ---------  -----------  ---------  -----------

Loans outstanding..........................             $   6,866   $  91,884   $   2,448   $   4,607   $   9,314   $  96,491
                                                        ---------  -----------  ---------  -----------  ---------  -----------
                                                        ---------  -----------  ---------  -----------  ---------  -----------
------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS
-------------------------------------------

PERIOD                                         TOTAL
-------------------------------------------  ----------
July 1, 1997 through
  June 30, 1998............................  $   11,998
July 1, 1998 through
  June 30, 2002............................      42,363
July 1, 2002 through
  June 30, 2007............................      37,568
Thereafter.................................      13,876
                                             ----------
Loans outstanding..........................  $  105,805
                                             ----------
                                             ----------
-------------------------------------------

ESTIMATED VALUE OF LOANS

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market of loans comparable to those made by IBRD.

MULTICURRENCY LOANS AND SINGLE CURRENCY POOLS: The estimated value of fixed rate loans negotiated prior to July 1982 has been based on discounted future cash flows using the rate at which IBRD could undertake borrowings of comparable maturities at December 31, 1997 plus a 50 basis point spread. The estimated value of adjustable rate multicurrency loans and single currency pools is based on the relationship of the fair value to the carrying value of the underlying qualified borrowings, since the interest rate for such loans is based on the interest rate of the qualified borrowings.

SINGLE CURRENCY LOANS: The estimated value of fixed rate single currency loans has been based on discounted future cash flows using the rate at which IBRD could make similar loans of comparable maturities at December 31, 1997. The estimated value of LIBOR-based single currency loans has been based on the relationship of the fair value to the carrying value of the underlying borrowings funding these loans.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

The following table reflects the carrying and estimated values of the loan portfolio based on current borrowing rates net of the Accumulated Provision for Loan Losses at December 31, 1997 and June 30, 1997:

  IN MILLIONS
-------------------------------------------------------------------------------------------------

                                                           DECEMBER 31             JUNE 30
                                                       --------------------  --------------------
                                                       CARRYING   ESTIMATED  CARRYING   ESTIMATED
                                                         VALUE      VALUE      VALUE      VALUE
                                                       ---------  ---------  ---------  ---------
  Multicurrency loans
                       Fixed.........................  $   5,033  $   5,578  $   6,866  $   7,655
                       Adjustable....................     78,124     83,650     91,884     99,775
  Single currency
    pools
                       Fixed.........................        158        172         --         --
                       Adjustable....................      8,816      9,686         --         --
  Single currency
    loans
                       Fixed.........................      3,252      3,368      2,448      2,497
                       Adjustable....................     11,472     11,790      4,607      4,844
                                                       ---------  ---------  ---------  ---------
  Total loans
                       Fixed.........................      8,443      9,118      9,314     10,152
                       Adjustable....................     98,412    105,126     96,491    104,619
                                                       ---------  ---------  ---------  ---------
                                                         106,855    114,244    105,805    114,771
  Less accumulated provision for loan losses.........      3,250      3,250      3,210      3,210
                                                       ---------  ---------  ---------  ---------
  Loans outstanding net of accumulated provision.....  $ 103,605  $ 110,994  $ 102,595  $ 111,561
                                                       ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------

--------------------------------------------------------------------------------

COFINANCING AND GUARANTEES

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,946 million at December 31, 1997 ($1,593 million--June 30, 1997) were not included in reported loan balances. At December 31, 1997, $385 million of these guarantees were subject to call ($148 million--June 30, 1997). IBRD has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At December 31, 1997, these guarantees, approximating $0.06 million ($0.5 million--June 30, 1997), were subject to call.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

STATUTORY LENDING LIMIT

Under the Articles of Agreement, the total amount outstanding of callable guarantees, participations in loans, and direct loans made by IBRD may not be increased to an amount exceeding 100 percent of the sum of Subscribed Capital, reserves, and surplus. At December 31, 1997 and June 30, 1997, the status of the statutory lending limit is as follows:

                                    IN MILLIONS
-----------------------------------------------------------------------------------

                                                             DECEMBER 31   JUNE 30
                                                             -----------  ---------
Statutory lending limit
    Subscribed capital.....................................   $ 186,436   $ 182,426
    Retained earnings......................................      15,939(a)    16,194
    Cumulative translation adjustment......................        (616)         85
                                                             -----------  ---------
                                                              $ 201,759   $ 198,705
                                                             -----------  ---------
                                                             -----------  ---------
Loans and guarantees outstanding
    Loans outstanding......................................   $ 106,855   $ 105,805
    Principal guarantees callable..........................         385         148
    Interest guarantees callable                                     --           1
                                                             -----------  ---------
                                                              $ 107,240   $ 105,954
                                                             -----------  ---------
                                                             -----------  ---------
Loans and guarantees outstanding as a percentage of
  statutory lending limit..................................         53%         53%
-----------------------------------------------------------------------------------

(a) Excludes allocations of $150 million for transfer to MIGA recommended by the Executive Directors to the Board of Governors. See Note F.

OVERDUE AMOUNTS

At December 31, 1997, principal installments of $0.2 million and interest and other charges of $0.07 million payable to IBRD on loans, other than those referred to in the following paragraph, were overdue by more than three months, and the aggregate principal amounts outstanding on these loans were $2 million.

At December 31, 1997, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,103 million ($2,360 million--June 30, 1997), of which $1,102 million ($1,314 million--June 30, 1997) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $929 million ($893 million--June 30, 1997). If these loans had not been in nonaccrual status, income from loans for the six months ended December 31, 1997 would have been higher by $56 million ($80 million--December 31, 1996, $146 million--June 30, 1997, $188 million--June 30, 1996, $156 million--June 30, 1995).

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

A summary of countries with loans or guarantees in nonaccrual status follows:

                      IN MILLIONS
-------------------------------------------------------------------------------------------------------

                                                                              1997
                                                         ----------------------------------------------
                                                          PRINCIPAL    PRINCIPAL AND      NONACCRUAL
BORROWER                                                 OUTSTANDING  CHARGES OVERDUE       SINCE
-------------------------------------------------------  -----------  ---------------  ----------------
WITH OVERDUES
  Congo, Democratic Republic of........................   $      82      $      80     November 1993
  Congo, Republic of...................................          73             16     November 1997
  Iraq.................................................          43             68     December 1990
  Liberia..............................................         136            254     June 1987
  Sudan................................................           6              4     January 1994
  Syrian Arab Republic.................................          85            248     February 1987
  Yugoslavia, Federal Republic of (Serbia/
    Montenegro)........................................       1,112          1,361     September 1992
                                                         -----------        ------
  Total................................................       1,537          2,031

WITHOUT OVERDUES

  Bosnia and Herzegovina...............................         566             --     September 1992
                                                         -----------        ------
TOTAL..................................................   $   2,103      $   2,031
                                                         -----------        ------
                                                         -----------        ------
-------------------------------------------------------------------------------------------------------

On July 27, 1997, the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997.

On November 3, 1997, loans made to or guaranteed by the Republic of Congo were placed in nonaccrual status.

On January 15, 1998, loans made to or guaranteed by Sierra Leone were placed in nonaccrual status. The aggregate principal balance outstanding on these loans at December 31, 1997 was $2 million, of which $0.2 million was overdue. At December 31, 1997, overdue interest and other charges in respect of these loans totaled $0.07 million. Income previously accrued on these loans but not yet received at December 31, 1997, amounting to $0.1 million, was included in Retained Earnings and Income from loans for the six months ended December 31, 1997.

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

In June 1996 the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

The average recorded investment in nonaccruing loans during the three and six months ended December 31, 1997 was $2,086 million and $2,188 million, respectively, compared to $2,476 million and $2,506 million for the respective fiscal year 1997 periods.

During the six months ended December 31, 1997 and December 31, 1996, and the three fiscal years ended June 30, 1997, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows discounted at the loan's contractual rates. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these and any other potential overdue payments, IBRD maintains a provision for loan losses.

An analysis of the changes to the Accumulated Provision for Loan Losses for the six months ended December 31, 1997 and the fiscal years ended June 30, 1997, 1996 and 1995 appears below:

                                  IN MILLIONS
---------------------------------------------------------------------------------------------------------

                                                      DECEMBER 31     JUNE 30      JUNE 30      JUNE 30
                                                     -------------  -----------  -----------  -----------
                                                         1997          1997         1996         1995
                                                     -------------  -----------  -----------  -----------
Balance, beginning of the fiscal year..............    $   3,210     $   3,340    $   3,740    $   3,324
Provision for loan losses..........................          180            63           42           12
Translation adjustment.............................         (140)         (193)        (442)         404
                                                          ------    -----------  -----------  -----------
Balance, end of the period.........................    $   3,250     $   3,210    $   3,340    $   3,740
                                                          ------    -----------  -----------  -----------
                                                          ------    -----------  -----------  -----------
---------------------------------------------------------------------------------------------------------

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At December 31, 1997, IDA had approved credits of $1,616 million ($1,526 million--June 30, 1997) under this program from inception, of which $1,514 million ($1,435 million--June 30, 1997) had been disbursed to the eligible countries.

NOTE D--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty.

CURRENCY SWAPS: Currency swaps are privately negotiated agreements between two parties to exchange cashflows denominated in different currencies at one or more certain times in the future. The cashflows are based on a predetermined formula reflecting fixed rates of interest and an exchange of principal.

INTEREST RATE SWAPS: Interest rate swaps are agreements which transform a fixed rate payment obligation in a particular currency into a floating rate obligation in that currency or vice-versa.

FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

DEFERRED RATE SETTING (DRS) AGREEMENTS: DRS allows an entity to fix the effective interest cost of all or a portion of debt issues over a specified period of time after the issue date of the respective debt issues. IBRD enters into DRS agreements in conjunction with some of its bond issues. The agreements provide for payments to be made to or by IBRD reflecting gain or loss on one or more government securities or related financial instruments. The potential credit loss to IBRD from nonperformance is limited to any amounts due, but unsettled, from the financial intermediary. However, periodic mark-to-market settlements on these agreements limit this risk. At December 31, 1997 and June 30, 1997, the effective interest cost of all principal amounts had been fixed.

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
------------------------------------------------------------------

A summary of IBRD's borrowings portfolio at December 31, 1997 and June 30, 1997 follows:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT DECEMBER 31, 1997

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------------------
                                                                                             CURRENCY
                                                          DIRECT BORROWINGS              SWAP AGREEMENTS
                                                      -------------------------   ------------------------------
                                                               WGTD.                             WGTD.
                                                               AVG.    AVERAGE       AMOUNT      AVG.   AVERAGE
                                             RATE              COST    MATURITY     PAYABLE      COST   MATURITY
CURRENCY                                     TYPE     AMOUNT    (%)    (YEARS)    (RECEIVABLE)    (%)   (YEARS)
----------------------------------------  ----------  -------  -----   --------   ------------   -----  --------
Deutsche mark                             Fixed       $11,999  6.51      5.17       $  4,242     7.43      2.41
                                                                                      (1,923)    6.08      6.35
                                          Adjustable     197   7.07      5.61          9,321     3.50      2.51
                                                                                        (133)    3.30      3.89

Japanese yen                              Fixed       18,571   5.14      4.63          2,518     1.15      0.49
                                                                                      (3,010)    5.45      4.97
                                          Adjustable   1,071   1.63      2.16            443     0.04      0.70
                                                                                        (204)    1.03      7.86

Netherlands guilders                      Fixed        1,248   7.14      4.12             --       --        --
                                                                                        (802)    7.53      2.77

Swiss francs                              Fixed        3,934   5.81      5.38          1,819     5.18      2.51
                                                                                      (3,893)    5.54      2.65
                                          Adjustable      --     --        --            782     0.77      2.20

U. S. dollars                             Fixed       23,635   7.37      6.87          3,691     9.35      4.32
                                                                                      (3,476)    7.01      1.26
                                          Adjustable     925   5.33      4.14         17,586     5.55      6.23
                                                                                      (4,480)    5.61      1.85

Others                                    Fixed       20,698   8.53      5.19            606     6.63      3.12
                                                                                     (19,164)    8.27      4.89
                                          Adjustable   2,326   4.90      4.97             35     3.53      7.91
                                                                                      (2,649)    4.94      5.03
                                                      -------  -----      ---     ------------

Total                                     Fixed       80,085   6.94      5.55         12,876
                                                                                     (32,268)
                                          Adjustable   4,519   4.30      4.16         28,167
                                                                                      (7,466)
                                                      -------  -----      ---     ------------

Principal at face value                               84,604   6.80      5.47          1,309
Net unamortized premium                                   42
                                                      -------  -----      ---     ------------
Total                                                 $84,646  6.80      5.47       $  1,309
                                                      -------  -----      ---     ------------
                                                      -------  -----      ---     ------------

----------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------
                                                   INTEREST RATE
                                                  SWAP AGREEMENTS                NET CURRENCY OBLIGATIONS
                                          -------------------------------   ----------------------------------
                                            NOTIONAL     WGTD.                             WGTD.
                                             AMOUNT      AVG.    AVERAGE       AMOUNT      AVG.      AVERAGE
                                            PAYABLE      COST    MATURITY     PAYABLE      COST    MATURITY(A)
CURRENCY                                  (RECEIVABLE)    (%)    (YEARS)    (RECEIVABLE)    (%)      (YEARS)
----------------------------------------  ------------   -----   --------   ------------   -----   -----------
Deutsche mark                               $  6,155     6.66       2.53      $ 22,396     6.73       3.92
                                              (3,109)    5.23       4.13        (5,032)    5.55       4.98
                                               3,165     3.61       4.17        12,683     3.58       2.97
                                              (6,211)    3.40       2.56        (6,344)    3.40       2.59
Japanese yen                                   1,882     3.60       1.36        22,971     4.57       3.91
                                              (2,708)    3.04       3.93        (5,718)    4.30       4.48
                                               2,708     0.57       3.93         4,222     0.78       3.14
                                              (1,882)    1.26       1.36        (2,086)    1.23       2.00
Netherlands guilders                              --       --         --         1,248     7.14       4.12
                                                                                  (802)    7.53       2.77
Swiss francs                                     782     7.11       2.27         6,535     5.79       4.21
                                                                                (3,893)    5.54       2.65
                                                (782)    1.79       2.27           782     0.77       2.20
                                                                                  (782)    1.79       2.27
U. S. dollars                                  9,728     6.56       2.86        37,054     7.35       5.56
                                             (12,678)    6.29       5.74       (16,154)    6.44       4.77
                                              12,704     5.72       5.74        31,215     5.61       5.96
                                              (9,753)    5.83       2.87       (14,233)    5.76       2.55
Others                                           114     5.75       6.68        21,418     8.46       5.14
                                                (412)    7.13       5.20       (19,576)    8.25       4.90
                                                 412     3.53       5.20         2,773     4.68       5.04
                                                (115)    3.69       6.68        (2,764)    4.89       5.10
                                          ------------                      ------------   -----       ---
Total                                         18,661                           111,622     6.77       4.72
                                             (18,907)                          (51,175)    6.75       4.61
                                              18,989                            51,675     4.60       4.89
                                             (18,743)                          (26,209)    4.62       2.77
                                          ------------                      ------------   -----       ---
Principal at face value                           --                            85,913     6.13       5.48
Net unamortized premium                           --                                42
                                          ------------                      ------------   -----       ---
Total                                       $     --                          $ 85,955     6.13       5.48
                                          ------------                      ------------   -----       ---
                                          ------------                      ------------   -----       ---
----------------------------------------

a. At December 31, 1997, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
------------------------------------------------------------------

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 1997

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------------------------------------------
                                                                                                CURRENCY
                                                           DIRECT BORROWINGS                SWAP AGREEMENTS
                                                      ----------------------------   ------------------------------
                                                               WGTD.                                WGTD.
                                                               AVG.      AVERAGE        AMOUNT      AVG.   AVERAGE
                                             RATE              COST     MATURITY       PAYABLE      COST   MATURITY
CURRENCY                                     TYPE     AMOUNT    (%)      (YEARS)     (RECEIVABLE)    (%)   (YEARS)
----------------------------------------  ----------  -------  -----   -----------   ------------   -----  --------
Deutsche mark                             Fixed       $12,468  6.58         5.43       $  3,071     7.47      2.33
                                                                                           (393)    5.93     14.05
                                          Adjustable     203   7.54         6.12          8,921     3.05      2.98
                                                                                            (22)    5.58      0.99

Japanese yen                              Fixed       24,501   5.15         4.48            529     5.63      2.39
                                                                                         (1,251)    5.99      6.07
                                          Adjustable   1,223   1.83         2.66            506     0.05      1.20
                                                                                            (44)    4.45     14.98

Netherlands guilders                      Fixed        1,873   7.25         3.28             80     6.31      0.19
                                                                                         (1,123)    7.62      2.05

Swiss francs                              Fixed        3,916   6.02         5.63          1,862     5.20      2.94
                                                                                         (3,050)    5.79      2.84
                                          Adjustable      --     --           --            780     0.74      2.70

U. S. dollars                             Fixed       23,725   7.49         6.63            178     8.98      2.99
                                                                                         (1,023)    9.19      3.12
                                          Adjustable   1,213   5.14         3.59         12,111     5.49      6.26
                                                                                         (2,511)    5.57      2.31

Others                                    Fixed       18,112   8.71         4.80            157     8.34      2.09
                                                                                        (16,029)    8.59      4.43
                                          Adjustable   1,798   5.92         4.95             13     10.85     0.32
                                                                                         (2,149)    5.61      5.08
                                                      -------  -----   -----------   ------------

Total                                     Fixed       84,595   6.86         5.32          5,877
                                                                                        (22,869)
                                          Adjustable   4,437   4.65         4.00         22,331
                                                                                         (4,726)
                                                      -------  -----   -----------   ------------

Principal at face value                               89,032   6.75         5.25            613
Net unamortized discounts                                 (1 )
                                                      -------  -----   -----------   ------------
Total                                                 $89,031  6.75         5.25       $    613
                                                      -------  -----   -----------   ------------
                                                      -------  -----   -----------   ------------

-------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------
                                                   INTEREST RATE
                                                  SWAP AGREEMENTS                 NET CURRENCY OBLIGATIONS
                                          --------------------------------   ----------------------------------
                                            NOTIONAL     WGTD.                              WGTD.
                                             AMOUNT      AVG.     AVERAGE       AMOUNT      AVG.      AVERAGE
                                            PAYABLE      COST    MATURITY      PAYABLE      COST    MATURITY(A)
CURRENCY                                  (RECEIVABLE)    (%)     (YEARS)    (RECEIVABLE)    (%)      (YEARS)
----------------------------------------  ------------   -----   ---------   ------------   -----   -----------
Deutsche mark                               $  6,800     6.93        2.74      $ 22,339     6.81       4.19
                                              (2,878)    5.25        4.48        (3,271)    5.33       5.63
                                               2,936     3.24        4.53        12,060     3.17       3.41
                                              (6,858)    3.35        2.78        (6,880)    3.35       2.77
Japanese yen                                   2,148     3.60        1.87        27,178     5.04       4.23
                                              (3,123)    3.02        4.39        (4,374)    3.85       4.86
                                               3,123     0.57        4.39         4,852     0.83       3.62
                                              (2,148)    1.34        1.87        (2,192)    1.41       2.13
Netherlands guilders                              --       --          --         1,953     7.21       3.15
                                                                                 (1,123)    7.62       2.05
Swiss francs                                     780     7.11        2.77         6,558     5.91       4.52
                                                                                 (3,050)    5.79       2.84
                                                (780)    1.73        2.77           780     0.74       2.70
                                                                                   (780)    1.73       2.77
U. S. dollars                                  6,095     6.81        3.67        29,998     7.36       6.01
                                             (10,518)    6.29        5.69       (11,541)    6.55       5.46
                                              10,646     5.77        5.64        23,970     5.59       5.85
                                              (6,223)    5.78        3.62        (8,734)    5.72       3.24
Others                                           113     5.77        7.17        18,382     8.68       4.79
                                                (424)    7.12        5.73       (16,453)    8.55       4.46
                                                 424     3.35        5.73         2,235     5.46       5.07
                                                (113)    3.46        7.17        (2,262)    5.50       5.18
                                          ------------                       ------------   -----       ---
Total                                         15,936                            106,408     6.79       4.82
                                             (16,943)                           (39,812)    6.95       4.70
                                              17,129                             43,897     4.31       4.83
                                             (16,122)                           (20,848)    4.31       3.16
                                          ------------                       ------------   -----       ---
Principal at face value                           --                             89,645     6.07       5.26
Net unamortized discounts                                                            (1)
                                          ------------                       ------------   -----       ---
Total                                       $     --                           $ 89,644     6.07       5.26
                                          ------------                       ------------   -----       ---
                                          ------------                       ------------   -----       ---
----------------------------------------

a. At June 30, 1997, the average repricing period of the net currency obligations for adjustable rate borrowings is four months.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
------------------------------------------------------------------

SHORT-TERM BORROWINGS AND SWAPS AT DECEMBER 31, 1997 AND JUNE 30, 1997

IN MILLIONS OF U. S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------------------------------------------------

                                                                    DECEMBER 31                                JUNE 30
                                         -----------------------------------------------------------------  -------------
                                                                     INTEREST
                                                       CURRENCY        RATE                       WGTD.
                                                         SWAP          SWAP           NET         AVG.
                                RATE      PRINCIPAL     PAYABLE       PAYABLE      CURRENCY       COST        PRINCIPAL
CURRENCY                        TYPE     OUTSTANDING  (RECEIVABLE) (RECEIVABLE)   OBLIGATIONS(A)     (%)     OUTSTANDING
---------------------------  ----------  -----------  -----------  -------------  -----------     -----     -------------
Czech koruny                 Fixed        $     233    $      --     $      --     $     233        11.87     $     220
                                                            (233)           --          (233)       11.87

Deutsche mark                Adjustable          --          614            --           614         3.25            --

Italian lire                 Fixed               46           --            --            46         6.43           148
                                                             (46)           --           (46)        6.43
                             Adjustable          43           --            --            43         6.79            --
                                                             (43)           --           (43)        6.66

Japanese yen                 Fixed               --           --            --            --           --            95

New Zealand dollars          Fixed               --           --            --            --           --           137

Slovak koruny                Fixed               65           --            --            65        12.65            67
                                                             (65)           --           (65)       12.65

U. S. dollars                Fixed           10,352           46            --        10,398         5.66         4,115
                                                                          (100)         (100)        5.72
                             Adjustable       1,850        1,335           100         3,285         5.35         2,200
                                                            (445)           --          (445)        5.34

South African rand           Fixed            1,076           --            --         1,076        14.76           657
                                                          (1,076)           --        (1,076)       14.76
                                         -----------  -----------        -----    -----------       -----        ------

TOTAL                        Fixed           11,772           46            --        11,818         6.65         5,439
                                                          (1,420)         (100)       (1,520)       13.38
                             Adjustable       1,893        1,949           100         3,942         5.04         2,200
                                                            (488)                       (488)        5.45
                                         -----------  -----------        -----    -----------       -----        ------
Principal at face value                      13,665           87            --        13,752         5.49         7,639
Net unamortized premium                           5                                        5                          9
                                         -----------  -----------        -----    -----------       -----        ------
Total                                     $  13,670    $      87     $      --     $  13,757         5.49     $   7,648
                                         -----------  -----------        -----    -----------       -----        ------
                                         -----------  -----------        -----    -----------       -----        ------
-------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U. S. DOLLAR
---------------------------

                                            INTEREST
                              CURRENCY        RATE                       WGTD.
                                SWAP          SWAP           NET         AVG.
                               PAYABLE       PAYABLE      CURRENCY       COST
CURRENCY                     (RECEIVABLE) (RECEIVABLE)   OBLIGATIONS      (%)
---------------------------  -----------  -------------  -----------     -----
Czech koruny                  $      --     $      --     $     220        10.88
                                   (220)           --          (220)       10.88
Deutsche mark                       394            --           394         2.80
Italian lire                         --            --           148         6.80
                                   (148)           --          (148)        6.80
                                     --            --            --           --

Japanese yen                         88            --           183         3.16
                                    (95)           --           (95)        5.93
New Zealand dollars                  --            --           137         7.96
                                   (137)           --          (137)        7.96
Slovak koruny                        --            --            67        12.65
                                    (67)           --           (67)       12.65
U. S. dollars                       120            --         4,235         5.46
                                                 (900)         (900)        4.65
                                    877           900         3,977         5.31
                                   (112)           --          (112)        5.40
South African rand                   --            --           657        15.07
                                   (657)           --          (657)       15.07
                             -----------       ------    -----------       -----
TOTAL                               208            --         5,647         6.90
                                 (1,324)         (900)       (2,224)        8.99
                                  1,271           900         4,371         5.09
                                   (112)                       (112)        5.40
                             -----------       ------    -----------       -----
Principal at face value              43            --         7,682         5.28
Net unamortized premium                                           9
                             -----------       ------    -----------       -----
Total                         $      43     $      --     $   7,691         5.28
                             -----------       ------    -----------       -----
                             -----------       ------    -----------       -----
---------------------------

a. At December 31, 1997, the average repricing period of the net currency obligations for adjustable rate borrowings was one month (three months--June 30, 1997).

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
---------------------------------------------------------

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at December 31, 1997 and June 30, 1997 is as follows:

IN MILLIONS
--------------------------------------------------------------------------------------------------

PERIOD                                                                                 DECEMBER 31
-------------------------------------------------------------------------------------  -----------
January 1, 1998 through December 31, 1998............................................  $    10,034
January 1, 1999 through December 31, 1999............................................       14,123
January 1, 2000 through December 31, 2000............................................        9,767
January 1, 2001 through December 31, 2001............................................        7,757
January 1, 2002 through December 31, 2002............................................       11,865
January 1, 2003 through December 31, 2007............................................       22,372
Thereafter...........................................................................        8,686
                                                                                       -----------
Total................................................................................  $    84,604
                                                                                       -----------
                                                                                       -----------
--------------------------------------------------------------------------------------------------

IN MILLIONS
----------------------------------------------------------------------------------------------------

PERIOD                                                                                      JUNE 30
-----------------------------------------------------------------------------------------  ---------
July 1, 1997 through June 30, 1998.......................................................  $  13,185
July 1, 1998 through June 30, 1999.......................................................      9,492
July 1, 1999 through June 30, 2000.......................................................     17,430
July 1, 2000 through June 30, 2001.......................................................      8,173
July 1, 2001 through June 30, 2002.......................................................      9,498
July 1, 2002 through June 30, 2007.......................................................     21,806
Thereafter...............................................................................      9,448
                                                                                           ---------
Total....................................................................................  $  89,032
                                                                                           ---------
                                                                                           ---------
----------------------------------------------------------------------------------------------------

The following table reflects the carrying and estimated fair values of the borrowings portfolio at December 31, 1997 and June 30, 1997:

IN MILLIONS
---------------------------------------------------------------------------------------------------------

                                                             DECEMBER 31                 JUNE 30
                                                       ------------------------  ------------------------
                                                        CARRYING     ESTIMATED    CARRYING     ESTIMATED
                                                          VALUE     FAIR VALUE      VALUE     FAIR VALUE
                                                       -----------  -----------  -----------  -----------
Short-term...........................................   $  13,670    $  13,741    $   7,648    $   7,699
Medium- and long-term................................      84,646       92,593       89,031       96,310
Swaps
  Currency
    Payable..........................................      43,038       43,872       29,687       30,098
    Receivable.......................................     (41,642)     (43,708)     (29,031)     (30,375)
  Interest rate......................................          --          (51)          --          654
  Swaptions..........................................          --           --           --            1
                                                       -----------  -----------  -----------  -----------
Total................................................   $  99,712    $ 106,447    $  97,335    $ 104,387
                                                       -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------
---------------------------------------------------------------------------------------------------------

The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

NOTE E--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its reserves in the case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on- and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the expanding use of mark-to-market collateral arrangements for swap transactions. IBRD may also accept collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at December 31, 1997 and June 30, 1997 are given below:

IN MILLIONS
-----------------------------------------------------------------------------------------------------

                                                                              DECEMBER 31    JUNE 30
                                                                             -------------  ---------
INVESTMENTS--TRADING PORTFOLIO
Futures and forwards
  -Long position...........................................................    $   8,082    $   6,620
  -Short position..........................................................        3,167        6,675
  -Credit exposure due to potential nonperformance by counterparties.......            4            1
Options
  -Long position...........................................................           --          134
Currency Swaps
  -Credit exposure due to potential nonperformance by counterparties.......          319           36

BORROWINGS PORTFOLIO
Currency swaps
  -Credit exposure due to potential nonperformance by counterparties.......        1,748        1,255
Interest rate swaps
  -Notional principal......................................................       37,750       33,965
  -Credit exposure due to potential nonperformance by counterparties.......          938          393
Swaptions
  -Notional principal......................................................           30           74
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

NOTE F--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at December 31, 1997 and June 30, 1997:

IN MILLIONS
-----------------------------------------------------------------------------------------------------

                                                                              DECEMBER 31    JUNE 30
                                                                             -------------  ---------
Special reserve............................................................    $     293    $     293
General reserve............................................................       14,659       14,159
Pension reserve............................................................          112           --
Surplus....................................................................          576          457
Unallocated net income.....................................................          449        1,285
                                                                             -------------  ---------
Total......................................................................    $  16,089    $  16,194
                                                                             -------------  ---------
                                                                             -------------  ---------
-----------------------------------------------------------------------------------------------------

On July 31, 1997, the Executive Directors allocated $500 million of the net income earned in the fiscal year ended June 30, 1997 to the General Reserve and $112 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (the Plan) and the Plan's accounting expenses for the fiscal year 1997. On September 25, 1997, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $304 million in SDRs (valued at June 30, 1997) to IDA by way of grant, an immediate grant of $250 million to the Heavily Indebted Poor Countries Debt Initiative Trust Fund, and $119 million to Surplus. On December 18, 1997, the Executive Directors recommended that the Board of Governors approve a transfer from Surplus, by way of grant, in the amount of $150 million to MIGA to be used as part of MIGA's capital resources to strengthen its financial position. As this recommendation had not been approved by the Board of Governors at December 31, 1997, no payable has been recognized.

TRANSFERS TO INTERNATIONAL DEVELOPMENT ASSOCIATION: The Board of Governors had approved aggregate transfers through June 30, 1997 to IDA totaling $5,431 million from unallocated Net Income. On September 25, 1997, the Board of Governors approved a transfer to IDA, by way of grant, of $304 million in an equivalent amount in SDRs out of unallocated Net Income. At December 31, 1997, there was no payable to IDA.

TRANSFERS TO DEBT REDUCTION FACILITY FOR IDA-ONLY COUNTRIES: The Board of Governors had approved aggregate transfers through June 30, 1997 to the Debt Reduction Facility for IDA-Only Countries totaling $300 million. At December 31, 1997, $128 million ($118 million--June 30, 1997) remained payable.

TRANSFER TO TRUST FUND FOR GAZA AND WEST BANK: The Board of Governors had approved aggregate transfers through June 30, 1997 to the Trust Fund for Gaza and West Bank, totaling $230 million. At December 31, 1997, $22 million ($83 million--June 30, 1997) remained payable.

TRANSFERS TO THE HEAVILY INDEBTED POOR COUNTRIES DEBT INITIATIVE TRUST FUND: At June 30, 1997, the Board of Governors had approved aggregate transfers to the HIPC Debt Initiative Trust Fund totaling $500 million. On September 25, 1997, the Board of Governors approved a transfer to the HIPC Debt Initiative Trust Fund, by way of grant, of $250 million out of unallocated Net Income. At December 31, 1997, there was no payable to the HIPC Debt Initiative Trust Fund.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

NOTE G--ADMINISTRATIVE EXPENSES AND CONTRIBUTIONS TO SPECIAL PROGRAMS

In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The total cost of this program was $112 million, of which $45 million was charged to IDA. At December 31, 1997, $74 million ($64 million--June 30, 1997, $26 million--June 30, 1996) has been charged against the accrual of $112 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

In March 1997 the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. Implementation of this program is expected to result in costs associated with staff reductions during the fiscal years 1997 through 1999. At December 31, 1997, 161 staff had been identified for separation at a cost of $27 million. Included in the total charge of $27 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. Of the total cumulative charge of $27 million, $11 million has been charged to IDA. Of the total fiscal year to date charge of $17 million, $4 million and $7 million have been charged to IDA for the three and six months ended December 31, 1997, respectively, consistent with normal cost apportionment procedures applied in the calculation of the management fee.

Administrative Expenses for the six months ended December 31, 1997 are net of IDA management fee charges of $199 million ($244 million--December 31, 1996, $416 million--June 30, 1997, $508 million-- June 30, 1996, $571 million--June
30, 1995). For the six months ended December 31, 1997, Administrative Expenses are also net of charges to reimbursable programs of $52 million ($52 million--December 31, 1996, $108 million--June 30, 1997, $102 million--June 30, 1996, $111 million--June 30, 1995). Included in the amounts charged to reimbursable programs are allocated charges to IFC of $7 million for the six months ended December 31, 1997 ($12 million--December 31, 1996, $21 million--June 30, 1997, $22 million--June 30, 1996, $21 million--June 30, 1995)
and allocated charges to MIGA of $0.4 million for the six months ended December 31, 1997 ($0.4 million--December 31, 1996, $1 million--June 30, 1997, 1996 and
1995).

Contributions to special programs represent grants for agricultural research, the control of onchocerciasis, and other developmental activities.

NOTE H--TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
trust and are not included in the assets of IBRD. The distribution of trust fund assets by executing agent at December 31, 1997 and June 30, 1997 is as follows:

-----------------------------------------------------------------------------------------------
                                                DECEMBER 31                   JUNE 30
                                         --------------------------  --------------------------

                                             TOTAL        NUMBER         TOTAL        NUMBER
                                           FIDUCIARY        OF         FIDUCIARY        OF
                                            ASSETS      TRUST FUND      ASSETS      TRUST FUND
                                         (IN MILLIONS)   ACCOUNTS    (IN MILLIONS)   ACCOUNTS
                                         -------------  -----------  -------------  -----------
IBRD executed..........................    $     412         1,337     $     552         1,622
Recipient executed.....................        1,557         1,173         1,513         1,236
                                              ------         -----        ------         -----
Total..................................    $   1,969         2,510     $   2,065         2,858
                                              ------         -----        ------         -----
                                              ------         -----        ------         -----
-----------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the six months ended December 31, 1997, IBRD received $8 million ($8 million--December 31, 1996, $15 million--June 30, 1997 and 1996, $19 million--June 30, 1995) as fees for administering trust funds. These fees have been recorded as a reduction of Administrative Expenses.

NOTE I--STAFF RETIREMENT PLAN

IBRD has a defined benefit retirement plan (the Plan) covering substantially all of its staff. The Plan also covers substantially all the staff of IFC and MIGA. Under the Plan, benefits are based on the years of contributory service and the highest three-year average of pensionable remuneration as defined in the Plan, with the staff contributing a fixed percentage of pensionable remuneration, and IBRD contributing the remainder of the actuarially-determined cost of future Plan benefits. The actuarial present values of Plan obligations throughout the fiscal year are determined at the beginning of the fiscal year by the Plan's actuary. All contributions to the Plan and all other assets and income held for the purposes of the Plan are held by IBRD separately from the other assets and income of IBRD, IDA, IFC and MIGA and can be used only for the benefit of the participants in the Plan and their beneficiaries, until all liabilities to them have been paid or provided for. Plan assets consist primarily of equity and fixed income securities, with smaller holdings of cash, real estate and other investments.

Net periodic pension income for IBRD participants for the six months ended December 31, 1997 and the fiscal years ended June 30, 1997, 1996 and 1995 consisted of the following components:

IN MILLIONS
---------------------------------------------------------------------------------------------------------------

                                                                 DECEMBER 31                JUNE 30
                                                               ---------------  -------------------------------
                                                                    1997          1997       1996       1995
                                                               ---------------  ---------  ---------  ---------
Service cost--benefits earned during the period..............     $      92     $     189  $     216  $     186
Interest cost on projected benefit obligation................           178           342        360        348
Actual return on plan assets.................................          (222)       (1,472)      (917)      (428)
Net amortization and deferral................................          (200)          842        437         (3)
                                                                      -----     ---------  ---------  ---------
Net periodic pension (income)/cost...........................     $    (152)    $     (99) $      96  $     103
                                                                      -----     ---------  ---------  ---------
                                                                      -----     ---------  ---------  ---------
---------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
---------------------------------------------------------

The portion of this pension (income)/cost related to IBRD that has been included in Administrative Expense for six months ended December 31, 1997 is ($91) million (($63) million--June 30, 1997, $60 million--June 30, 1996, $65 million--June 30, 1995). The balance has been included as a reduction to the management fee charged to IDA. IBRD had not charged any pension expense, nor recognized any pension income, for the three and six months ended December 31, 1996 because management was awaiting the completion of a review of the pension expense accrual methodology. This re-evaluation was completed in March 1997 at which time IBRD recorded pension income of $49 million for the nine months ended March 31, 1997. The management fee for the nine months ended March 31, 1997 was reduced by $28 million for pension income allocated to IDA upon completion of this re-evaluation.

The following table sets forth the Plan's funded status at December 31, 1997 and June 30, 1997:

IN MILLIONS
-------------------------------------------------------------------------------------------------------

                                                                              DECEMBER 31     JUNE 30
                                                                             -------------  -----------
Actuarial present value of benefit obligations
  Accumulated benefit obligation
    Vested.................................................................    $  (3,898)    $  (3,760)
    Nonvested..............................................................          (51)          (49)
                                                                             -------------  -----------
      Subtotal.............................................................       (3,949)       (3,809)
  Effect of projected compensation levels..................................       (1,891)       (1,783)
                                                                             -------------  -----------
    Projected benefit obligation...........................................       (5,840)       (5,592)
Plan assets at fair value..................................................        8,876         8,698
                                                                             -------------  -----------
Plan assets in excess of projected benefit obligation......................        3,036         3,106
Remaining unrecognized net transition asset................................          (72)          (78)
Unrecognized prior service cost............................................           62            66
Unrecognized net gain from past experience different from that assumed and
  from changes in assumptions..............................................       (2,635)       (2,881)
                                                                             -------------  -----------
Prepaid pension cost.......................................................    $     391     $     213
                                                                             -------------  -----------
                                                                             -------------  -----------
-------------------------------------------------------------------------------------------------------

Of the $391 million prepaid at December 31, 1997 ($213 million--June 30, 1997), $203 million is attributable to IBRD ($112 million--June 30, 1997) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5 percent (7.5 percent--June 30, 1997). The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 11.0 percent (11.0 percent--June 30, 1997) at age 20 and decreasing to 5.5 percent (5.5 percent--June 30, 1997) at age 64. The expected long-term rate of return on assets was 9 percent (9 percent--June 30, 1997).

NOTE J--RETIRED STAFF BENEFITS PLAN

IBRD has a Retired Staff Benefits Plan (RSBP) that provides certain health care and life insurance benefits to retirees. All staff who are enrolled in the insurance programs while in active service and who meet certain requirements are eligible for benefits when they reach early or normal retirement age while working for IBRD. The RSBP also covers the staff of IFC and MIGA.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

Retirees contribute a level amount toward life insurance based on the amount of coverage. Retiree contributions toward health care are based on length of service and age at retirement. IBRD annually contributes the remainder of the actuarially-determined cost for future benefits. The actuarial present values of RSBP obligations throughout the fiscal year are determined at the beginning of the fiscal year by the RSBP's actuary. All contributions to the RSBP and all other assets and income held for purposes of the RSBP are held by IBRD separately and are not included in the assets and income of IBRD, IDA, IFC, and MIGA and are to be used to meet the benefits described in the RSBP. RSBP assets consist primarily of fixed income and equity securities.

Net periodic postretirement benefits cost for IBRD participants for the six months ended December 31, 1997 and December 31, 1996 consisted of the following components:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------

                                                                                     DECEMBER 31               JUNE 30
                                                                                    -------------        --------------------
                                                                                  1997         1996        1997       1996
                                                                                  -----        -----     ---------  ---------
Service cost--benefits earned during the period..............................   $      12    $      19   $      38  $      32
Interest cost on accumulated postretirement benefit obligation...............          25           24          47         45
Actual return on plan assets.................................................         (36)         (70)       (200)      (130)
Net amortization and deferral................................................          (8)          39         139         87
                                                                                      ---          ---   ---------  ---------
Net periodic postretirement benefits (income) cost...........................   $      (7)   $      12   $      24  $      34
                                                                                      ---          ---   ---------  ---------
                                                                                      ---          ---   ---------  ---------
-----------------------------------------------------------------------------------------------------------------------------

IN MILLIONS
-----------------------------------------------------------------------------

                                                                                 1995
                                                                               ---------
Service cost--benefits earned during the period..............................  $      28
Interest cost on accumulated postretirement benefit obligation...............         48
Actual return on plan assets.................................................        (40)
Net amortization and deferral................................................          1
                                                                                     ---
Net periodic postretirement benefits (income) cost...........................  $      37
                                                                                     ---
                                                                                     ---
-----------------------------------------------------------------------------

The portion of this (income)/cost that relates to IBRD and is included in Administrative Expenses for six months ended December 31, 1997 is $(4) million ($8 million--December 31, 1996, $15 million--June 30, 1997, $22 million--June 30, 1996, $23 million--June 30, 1995). The balance has been included in the management fee charged to IDA.

The following table sets forth the RSBP's funded status at December 31, 1997 and June 30, 1997:

IN MILLIONS
                                                                            DECEMBER 31     JUNE 30
                                                                           -------------  -----------
Accumulated postretirement benefit obligation
  Retirees...............................................................    $    (335)    $    (320)
  Fully eligible active plan participants................................         (148)         (142)
  Other active plan participants.........................................         (290)         (277)
                                                                                ------    -----------
                                                                                  (773)         (739)
Plan assets at fair value................................................        1,225         1,177
                                                                                ------    -----------
Plan assets in excess of accumulated postretirement benefit obligation...          452           438
Unrecognized prior service costs.........................................           (9)          (10)
Unrecognized net loss from past experience different from that assumed
  and from changes in assumptions........................................          (93)          (99)
                                                                                ------    -----------
Prepaid postretirement benefit (income) cost.............................    $    (350)    $     329
                                                                                ------    -----------
                                                                                ------    -----------
-----------------------------------------------------------------------------------------------------

Of the $350 million prepaid at December 31, 1997 ($329 million--June 30, 1997), $306 million is attributable to IBRD ($296 million--June 30, 1997) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

For December 31, 1997, the accumulated plan benefit obligation (APBO) was determined using health care cost trend rates of 13.7 percent to 10.8 percent, decreasing gradually to 5.5 percent in 2009 and thereafter. The health care cost trend rates used for June 30, 1997 were 13.7 percent to 10.8 percent decreasing gradually to 5.5 percent in 2009 and thereafter.

The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point would increase the APBO at December 31, 1997 by $145 million and the net periodic postretirement benefit cost for the six months then ended by $9 million.

The weighted average discount rate used in determining the APBO was 7.5 percent (7.5 percent--June 30, 1997). The expected long-term rate of return on plan assets was 9 percent (7.5 percent--June 30, 1997).

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [World Bank Logo]

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT, ANY SUPPLEMENTAL INFORMATION STATEMENT OR ANY PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE BANK OR BY ANY DEALER, UNDERWRITER OR AGENT OF THE BANK. NEITHER THIS INFORMATION STATEMENT NOR ANY SUPPLEMENTAL INFORMATION STATEMENT OR PROSPECTUS CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

    THIS INFORMATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE BANK'S OPERATIONS. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM EXPECTATIONS AT THE TIME SUCH STATEMENTS WERE MADE.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 -----
Availability of Information.................................................................           1
Summary Information.........................................................................           2
Selected Financial Data.....................................................................           3
The Bank....................................................................................           4
Equity......................................................................................           4
Income......................................................................................           6
Borrowings..................................................................................           7
Loans and Guarantees........................................................................           9
Liquid Investments..........................................................................          17
Risk Management.............................................................................          17
Affiliated Organizations-IFC, IDA, MIGA.....................................................          19
Administration of the Bank..................................................................          20
The Articles of Agreement...................................................................          22
Legal Status, Privileges and Immunities.....................................................          23
Fiscal Year, External Auditors, Announcements and Allocation of Net Income..................          23
Index to Financial Statements...............................................................          24

                                                                FILE NO. 1-3431
                                                                REGULATION BW
                                                                RULE 3



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            450 FIFTH STREET, N.W.
                            WASHINGTON, D.C. 20549





                             SUPPLEMENTAL REPORT OF

               INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT





                              With respect to its
                                Short-Term Notes



                    Filed pursuant to Rule 3 of Regulation BW


                              Dated: April 3, 1998

     The following information regarding the Short-Term Notes (the "Notes") of International Bank for Reconstruction and Development (the"Bank") is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of a Supplemental Information Statement, attached as Exhibit A (the "Supplemental Information Statement").

     Item 1.  Description of Obligations

              - See Supplemental Information Statement

              - Short-Term Notes, to be offered on a continuous basis at a discount and with maturities of 360 days or less.

              - Federal Reserve Bank of New York, 33 Liberty Street, New
                York, is the Fiscal Agent.

     Item 2.  Distribution of Obligations

              - See Supplemental Information Statement, cover page.

              - The Notes will be offered on a continuous basis with pricing, distribution and commission arrangements as set out in the Selling Group Agreements dated September 27, 1981, as amended, between the Bank and each of the dealers listed on the cover page of the Supplemental information Statement (the "Selling Group Agreements").

     Item 3.  Distribution Spread

              - See Supplemental Information Statement, cover page.

              - See Selling Group Agreements, page 5.

     Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

              - See Item 2.

     Item 5.  Other Expenses of Distribution

              - As the Notes will be offered on a continuous basis, precise expense amounts are not known. Approximate annual printing costs are $1,250. The fiscal agency fees charged to the Bank for services rendered by the Fiscal Agent with respect to all of the Bank's domestic borrowings are currently about $330,000 on an annualized basis. While the precise amount of such fiscal agency fees attributable to the Short-Term Notes is not determinable, the Bank estimates that between 5 and 10 percent of such fees should be so attributed.

     Item 6.  Application of Proceeds

              - See Supplemental Information Statement, page 3.

     Item 7.  Exhibit

              - Exhibit A: Supplemental Information Statement dated March 31,
                1998.

              - See also the Bank's Information Statement dated March 31,
                1998, filed as Exhibit A to the Bank's Report dated April 3, 1998 with respect to one or more proposed issues of debt securities of the Bank.

                       SUPPLEMENTAL INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                                     [LOGO]

                                 DISCOUNT NOTES

    The World Bank, officially known as the International Bank for Reconstruction and Development (the Bank), intends to offer on a continuous basis notes (Discount Notes) represented by certificates, in bearer form only, or in uncertificated form (Bookentry Discount Notes) with maturities of 360 days or less at a discount and, in the case of Discount Notes in certificated form only, on an interest-bearing basis. The Discount Notes are offered through a group of dealers consisting of Credit Suisse First Boston Corp.; Goldman, Sachs & Co.; Lehman Brothers Inc.; and Merrill Lynch Government Securities Inc. (the Dealers). The Discount Notes may be offered in the United States and Eurodollar markets. The Dealers will not accept any customer's order for Discount Notes to be issued by the Bank for less than $50,000 aggregate face amount per maturity date. Bookentry Discount Notes are available in denominations of $5,000 and integral multiples thereof. Discount Notes in certificated form are available in denominations of $5,000, $25,000, $100,000 and $1,000,000. The maturities of
Discount Notes offered by the Bank and the discount rate for various maturities will be established from time to time by the Bank. Information as to the maturities available and such discount rates (as well as the corresponding interest rates for Discount Notes to be sold on an interest-bearing basis) may be obtained from the Dealers.

    Each of the Dealers has undertaken to the Bank to use its best efforts to maintain a secondary market for the Discount Notes.

    The Federal Reserve Bank of New York acts as Fiscal Agent of the Bank with respect to Discount Notes pursuant to a Fiscal Agency Agreement. On original issuance, all Discount Notes will be issued through the office of the Fiscal Agent in New York. Bookentry Discount Notes will be held by Holding Institutions designated by the Dealers including Morgan Guaranty Trust Company of New York and The Chase Manhattan Bank as depositaries for Morgan Guaranty Trust Company of New York, Brussels branch, as operator of the Euroclear System, and Cedel Bank S.A., respectively. After original issuance, all Bookentry Discount Notes will continue to be held by such Holding Institutions unless a purchaser arranges for the transfer of its Bookentry Bonds to another Holding Institution. There will be no conversions from Bookentry Discount Notes to Discount Notes in certificated form or vice versa. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

    The Discount Notes will not be obligations of any government.

    The validity and the terms and conditions of the Discount Notes will be governed by the law of the State of New York.

March 31, 1998

BOOKENTRY SYSTEM

    The Federal Reserve Bank of New York will take delivery of and hold Bookentry Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Bookentry Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. Transfers of Bookentry Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

    The aggregate holdings of Bookentry Discount Notes of each Holding Institution will be reflected in the bookentry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Bookentry Discount Notes. Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Bank, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Bookentry Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Bookentry Discount Notes. The Federal Reserve Banks will not record pledges of Bookentry Discount Notes.

    The Bank will not impose fees in respect of Bookentry Discount Notes. However, owners of Bookentry Discount Notes may incur fees payable in respect of the maintenance and operation of the bookentry accounts in which such Bookentry Discount Notes are held.

UNITED STATES MEMBERSHIP IN THE BANK

    The United States became a shareholder of the Bank pursuant to an Act of Congress (Bretton Woods Agreements Act, 22 U.S.C. SectionSection 286 et seq.). The United States is the Bank's largest shareholder, having 17.15% of its shares and 16.67% of the total voting power at December 31, 1997. The United States is represented on the Bank's Board of Governors by the Secretary of the Treasury. The United States also selects one of the Bank's 24 Executive Directors, who is appointed by the President of the United States with the advice and consent of the Senate. The Bank is an instrumentality of its member governments including the United States Government.

ELIGIBILITY FOR INVESTMENT

    The Discount Notes may be accepted as security at their face amount for all fiduciary, trust, and public funds, the investment or deposit of which are under the authority and control of the United States or any officers thereof (31 C.F.R. Section 202.6(b)(2)). The Discount Notes are also acceptable as collateral for Treasury tax and loan accounts at their face amount (31 C.F.R.
Section 203.14(d)(2)).

    The Discount Notes are eligible as security for advances for periods not exceeding 90 days by Federal Reserve Banks to member banks (12 U.S.C. Section
347). National banks and state member banks of the Federal Reserve System may, under Federal law, deal in the Discount Notes without limitation and may hold Discount Notes for their own account subject to a limit of 10% of their unimpaired capital and surplus (12 U.S.C. Section 24 (Seventh)). Surplus and reserve funds of Federal Home Loan Banks may be invested in the Discount Notes if obligations of the Bank are eligible investments for fiduciary and trust funds under the laws of the state where the Federal Home Loan Bank is located (12 U.S.C. SectionSection 1431(h) and 1436(a)). The Discount Notes are eligible for purchase by federally chartered savings associations in an amount not exceeding 30% of association assets (12 U.S.C. Section 1464(c)(2)(D)). Under the laws of many states, the Discount Notes and other obligations of the Bank are legal investments for fiduciary and trust funds, savings banks and insurance companies.

APPROVAL OF THE UNITED STATES GOVERNMENT

    As required by its Articles of Agreement, the Bank has obtained the approval of the United States Government to the raising of funds in or outside the United States through the issuance of the Discount Notes.

STATUS UNDER SECURITIES ACTS

    Under the provisions of Section 15(a) of the Bretton Woods Agreements Act, as amended, the Discount Notes are exempted securities within the meaning of
Section 3(a)(2) of the Securities Act of 1933, as amended, and Section 3(a)(12) of the Securities Exchange Act of 1934, as amended.

LEGAL MATTERS

    The legality of the Discount Notes has been passed upon by the Vice President and General Counsel of the Bank and by Brown & Wood, counsel for the Dealers, who, with respect to certain matters, have relied upon the opinion of the counsel of the Bank.

USE OF PROCEEDS

    The net proceeds to the Bank from the sale of Discount Notes will be used in the general operations of the Bank.

TAX MATTERS

    The following is a summary of the provisions of the Articles affecting the taxation of Discount Notes and of certain anticipated United States Federal income, withholding and estate tax consequences resulting from the ownership of Discount Notes. This is a limited summary based upon certain generally applicable United States Federal income, withholding and estate tax laws as now in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply. It is not intended as tax advice to any person, and all persons considering the purchase of Discount Notes should consult their own tax counsel or other expert.

    Discount Notes and the interest and original issue discount ("OID") thereon generally will be subject to taxation, including United States Federal income and estate taxation. Under the Internal Revenue Code of 1986, as amended (the "Code"), a United States citizen or resident alien individual, as well as a United States domestic corporation, trust or estate, will be taxable on the interest and OID accrued or received with respect to Discount Notes depending on such taxpayer's method of accounting and any special rules applicable to such taxpayer. Accrual-basis taxpayers generally will be required to include OID in income ratably over the period in which a Discount Note is held, under methods provided in the Code. For cash-basis taxpayers generally, OID will not be subject to ratable inclusion, but gain on the sale or redemption of Discount Notes will be treated as ordinary income to the extent of the OID attributable to the period during which the selling taxpayer held such Discount Notes.

    The United States Treasury Department has issued to the Bank rulings dated May 4, 1988 and May 5, 1989 (the "Rulings") regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Bank. The Rulings provide that interest paid by the Bank on such securities, including accrued OID, constitutes income from sources outside the United States.

    Under the Rulings, the Bank's payments of interest and original issue discount ordinarily would not be subject to United States Federal income tax, if paid to a nonresident alien individual (or foreign estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such payments would be subject to United States Federal income tax if: (a) such payments are derived by such person in the active conduct of a banking, financing or similar business within the United States or are received by a corporation the principal business of which is trading in stock or securities for its own account, and in either case such payments are attributable to an office or other fixed place of business of such person within the United States; or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such payments are attributable to its United States business.

    The Bank's Articles provide that the Bank's securities and interest, if any, thereon are not subject to any tax by a member (a) which tax discriminates against the securities solely because they are issued by the Bank or (b) if the sole jurisdictional basis for the tax is the place or currency in which the securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. The imposition of United States Federal income tax in the manner described above is not inconsistent with the Bank's Articles.

    Under its Articles, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues. The Rulings accordingly determined that neither the Bank nor an agent appointed by it for the purpose of paying interest on securities issued by the Bank is required to withhold tax on interest paid by the Bank. Payments of interest and accrued OID on Discount Notes will be made by the Fiscal Agent without deduction in respect of any such tax.

    Furthermore, the Bank is not subject to the reporting requirements that are imposed by United States tax law with respect to certain payments of interest and principal and accruals of OID on debt obligations. Neither the Bank nor the Fiscal Agent is required to implement backup withholding with respect to such payments and accruals, as confirmed by regulations issued by the Internal Revenue Service. However, the Fiscal Agent may file information returns with the Internal Revenue Service with respect to payments of interest and principal and accruals of OID within the United States to certain non-corporate United States persons as if such returns were required of it.

    In addition, brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments of interest and principal and accruals of OID on Discount Notes held for the account of certain non-corporate United States persons. Foreign persons holding Discount Notes within the United States through such intermediaries may be required to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of payments and accruals on such Discount Notes.

    In the case of United States Federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Bank are deemed to be situated outside the United States for purposes of the United States Federal estate tax and are not includable in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

    The Bank is subject to certain informational requirements of Regulation BW, promulgated by the Securities and Exchange Commission (the Commission) under
Section 15(a) of the Bretton Woods Agreements Act, and in accordance therewith files its regular quarterly financial statements, the annual report of the Bank to its Board of Governors and other information with the Commission.

    In addition the Bank periodically files with the Commission an information statement which describes the Bank, its capital, operations, administration, Articles of Agreement, legal status and certain features of its debt securities (the "Information Statement"). Each Information Statement also includes the Bank's latest audited financial statements and its latest unaudited quarterly financial statements, if any. The current Information Statement dated March 31, 1998 contains the Bank's audited financial statements as of June 30, 1997, and its latest financial statements (unaudited).

    The Information Statement dated March 31, 1998 and any Information Statement and any quarterly or annual financial statements filed by the Bank pursuant to Regulation BW subsequent to March 31, 1998 and prior to the termination of the offering of Discount Notes under this Supplemental Information Statement shall be deemed to be incorporated by reference into this Supplement Information Statement and to be a part hereof. Both the Information Statement dated March 31, 1998 and this Supplemental Information statement will be filed with the Commission electronically through the EDGAR System and will be available at the Internet address: http://www.sec.gov/ edgarhp.htm. Upon request, the Bank will provide without charge copies of the Information Statement and any quarterly or annual financial statements incorporated herein by reference. Written or telephone requests should be directed to the World Bank, 1818 H Street, N.W., Washington, D.C. 20433, ATTENTION: Treasury Finance Department, (202) 458-8800.